FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with  the Israeli Securities Authority on August 12, 2010 in connection with the Registrant's Financial Results for the Second Quarter of 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 12, 2010

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Elron Electronic Industries Ltd.

English Translation of Quarterly Report for the Period ended June 30, 2010

Part A – Updates Regarding the Description of the Corporation's Businesses for the
Period ended on June 30, 2010

Definitions

In this report, the following expressions shall have the following meanings, unless specifically otherwise specified.

Term	Meaning
The Company/Elron	Elron Electronic Industries Ltd.
Dollar	U.S. dollar
DIC	Discount Investment Corporation Ltd.
RDC	RDC Rafael Development Corporation Ltd.
DEP	DEP Technology Holdings Ltd.
Medingo	Medingo Ltd.
Given Imaging	Given Imaging Ltd.
Starling	Starling Advanced Communications Ltd.
Teledata	Teledata Networks Ltd.
Galil Medical	Galil Medical Ltd.
Rafael	Rafael Advanced Defense Systems Ltd.
Companies Law	Companies Law, 5759-1999
Securities Law	Israeli Securities Law, 5728-1968

Group Companies	Consolidated Companies, Associate Companies and Other Companies Held by the Company.
Consolidated Companies	Companies that are controlled by the Company pursuant to Accounting Standard IAS 27R, and whose financial statements are consolidated with the Company’s financial statements
Associate Companies	Companies in which the Company has a material influence and are not Consolidated Companies.

Forward-Looking Information

In this report, which contains a description of the entity's businesses for the second quarter of 2010, the Company included, with respect to itself and to the Group Companies, forward-looking information, as defined in the Securities Law. Such information includes, inter alia, projections, goals, evaluations and estimates, which refer to future events or matters, whose realization is uncertain and beyond the Company's control. Forward-looking information in this report shall be generally identified specifically or by such expressions as "the Company expects", "the Company estimates", "the Company intends" and similar expressions.

Forward-looking information does not constitute a proven fact and is only based on the subjective estimation of the Company, which has relied in its assumptions, inter alia, on the analysis of general information which was before it at the time of the preparation of this report, including public releases, studies and surveys, with respect to which no assurance as to the veracity or completeness of the information contained therein was provided, and its veracity was not examined independently by the Company.

In addition, the realization and/or non-realization of the forward-looking information shall be affected by factors that cannot be evaluated in advance and are beyond the Company’s control.

Therefore, although the Company believes that its expectations, as specified in this report, are reasonable, there is no certainty that the Company's actual results in the future will be in accordance with such expectations and they may differ from those presented in the forward-looking information as set forth herein.

In cases where forward-looking information has been included as aforesaid, same has been specifically indicated.

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1. Changes in the Entity's Businesses

The following are important changes or new matters that occurred in the entity's businesses since April 1, 2010:

Sale of Company's and RDC's Holdings in Medingo

In May 2010, the sale of the Company's and RDC's holdings in Medingo was completed. See Note 3b to the interim consolidated financial statements as of June 30, 2010.

Some of the data included in Note 3b to the Company's interim consolidated financial statements as of June 30, 2010 include forward-looking information. Such information is based on the Company's estimations in accordance with information existing in the Company on the date of the report. The actual results may be materially different than the results estimated in or implied by this information, inter alia taking into consideration future events which may affect the ultimate consideration in respect of the transaction.

Sale of Company's and RDC's Holdings in Galil Medical

In April 2010, the sale of the Company's and RDC's holdings in Galil Medical was completed. See Note 3g to the Company's interim consolidated financial statements as of June 30, 2010.

Sale of Company's Holdings in Teledata

In June 2010, the sale of the Company's holdings in Teledata was completed. See Note 3f to the Company's interim consolidated financial statements as of June 30, 2010.

Some of the data included in Note 3f to the Company's interim consolidated financial statements as of June 30, 2010 include forward-looking information. Such information is based on the Company's estimations in accordance with information existing in the Company on the date of the report. The actual results may be materially different than the results estimated in or implied by this information, inter alia taking into consideration future events which may affect the ultimate consideration in respect of the transaction.

Prepayment of Loans

In June 2010, the Company's Audit Committee and Board of Directors approved the prepayment of Elron's entire debt to Israel Discount Bank Ltd. ("the Bank") in respect of loans granted to Elron by the Bank in the aggregate amount of $30 million, on the nearest interest payment dates in respect of the debt. Upon repayment of the Company's entire debt to the Bank, the Company's entire debt in respect of the loans from DIC in the amount of approximately $17 million shall be repaid as well, pursuant to the terms of the loan agreements with DIC. See Note 3j to the Company's interim consolidated financial statements as of June 30, 2010.

In June 2010, RDC's entire debt in respect of loans granted to it in the amount of $10 million by Bank Mizrahi Tefahot Ltd. was prepaid. See Note 3d to the Company's interim consolidated financial statements as of June 30, 2010.

In June 2010, RDC's entire debt in respect of loans granted to it by its shareholders in the aggregate amount of approximately $32 million was prepaid, in the course of which, RDC's debt to Rafael in the amount of approximately $13 million and RDC's debt to the Company in the amount of approximately $19 million were repaid. See Note 3d to the Company's interim consolidated financial statements as of June 30, 2010.

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2. Investments in the Entity's Capital and Transaction in its Shares

During the second quarter of 2010, DIC increased the cumulative percentage of its holdings in the Company to 50.48% resulting from purchases of shares of the Company.

3. Human Resources

3.1 Changes During the Report Period

In June 2010, Dr. Zvi Slovin, then Co-CEO of the Company, gave notification of his resignation from the Company, in effect as of June 30, 2010. As a result, Mr. Ari Bronshtein became sole CEO of the Company.

Dr. Slovin continues to provide the Company with business guidance and serve as a director of several group companies.

3.2 Starling –Organizational Change

In July 2010, Starling announced its Board of Director's decision to execute an organizational change whose purpose is to strengthen the manufacturing and supply activity of the advanced communications systems in its production in order to enable Starling to focus on the manufacture and supply of systems.

3.3 Compensation of Senior Officers

See Section IV.1 of the Board of Directors' Report for the second quarter of 2010 concerning the approval of the general meeting of the Company's shareholders to grant a bonus to the Chairman of the Company's Board of Directors during the reporting period.

4. Investments

For details about the Company's investments in its Group Companies during the second quarter of 2010 see Section I.4 of the Board of Directors' Report for the Second Quarter of 2010.

5. Information Concerning an Irregular Change

5.1 In August 2010, RDC declared a special cash dividend in the aggregate amount of approximately $30 million. Elron's share in such dividend amounts to approximately $15 million. The balance amount will be distributed to Rafael. Payment of the dividend has been set for August 16, 2010.

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5.2 In the Bank of Israel's annual report issued in April 2010, the activity of business groups in Israel, their concentration, and the need to formulate regulatory policy in connection with the systemic risk the characteristics of their activity may create were addressed. In July 2010, the Israeli Knesset (Parliament) was presented with a private bill prior to its primary vote: "Increasing Competition and Reducing Risks in the Activity of Business Groups, 5770-2010". The bill includes, inter alia, directives concerning the appointment of directors in companies belonging to a business group, and concerning the tax rate that shall apply to dividends distributed out of the profits of such companies. Regulatory measures pursuant to the above, if and to the extent taken, may also materially impact the Company, as the Company is 50.48% held by DIC.

6. Legal Proceedings

See Note 4 to the Company's interim consolidated financial statements as of June 30, 2010.

Yaron Elad CFO	Ari Bronshtein CEO

August 11, 2010, Tel Aviv

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

I. Board of Directors' Analysis of the Company's Business

1. General

Elron Electronic Industries Ltd. ("Elron" or "the Company"), a member of the IDB Holding group, is a high technology operational holding company that operates through subsidiaries, associates and other companies classified as available-for-sale investments, referred to as "group companies". Elron generally invests in companies in a manner that vests it with influence on their direction and management. Some of Elron's group companies grew out of its subsidiary, RDC – Rafael Development Corporation ("RDC"), established by Elron together with Rafael Advanced Defense Systems Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets.

Elron supports its group companies and is directly involved in their direction including through membership on their boards of directors and communication with their managements: selecting and manning senior management positions, business plan preparation, research and development and operational guidance, and introductions to potential strategic partners. Elron's group companies currently comprise public and privately held companies at various levels of development and progress. See the annex to the financial statements for details on the holdings of Elron.

The field of technology in which the group companies operate is characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of Elron's group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to the products of their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs. Furthermore, the future success of Elron's group companies is dependent upon the condition of the capital markets and their ability to raise financing.

Elron's goal is to build and realize value for its shareholders through the sale to third parties of a portion or all of its holdings in, or the issuance of shares by, its group companies, while simultaneously seeking opportunities to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. The Company believes that this strategy is conducive to its goal of increasing shareholder value as well as contributes to obtaining capital to support the growth of its group companies and to investing in new business opportunities. The nature of Elron's business, therefore, is expected to result in volatility in its results of operations, depending on the transactions that occur within a given period.

Elron's operational results in any given period are due, for the most part, to the results of operations of those of its group companies which are accounted by the Company under the consolidation or equity method of accounting and dispositions and changes in holdings of group companies as well as impairment charges. As most of Elron's group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions the Company has experienced, and expects to continue to experience, losses in respect of these companies to the extent they are accounted by it under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Elron's capital resources in any given period are primarily affected by the extent of its investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to its shareholders and/or from its group companies. The results of operations of Elron's group companies, and consequently, Elron's results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of Elron's group companies to raise financing and Elron's ability to dispose of holdings and realize gains from its holdings.

During 2009 and the first half of 2010, the Company continued to invest in and support its existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. The Company intends to invest in new companies as well.

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

2. Major Events in the Reporting Period

The major changes are described in Notes 1, 3 and 4 to the Company's consolidated interim financial statements as of June 30, 2010, the most notable of which are the following changes:

Delisting and Transition to IFRS.  On January 6, 2010, Elron voluntarily delisted from the Nasdaq Global Select Market. Elron further intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934 ("Exchange Act") as soon as possible under Securities and Exchange Commission ("SEC") rules, thereby terminating its obligation to file annual and other reports with the SEC. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all. Elron's ordinary shares continue to be listed and traded on the Tel Aviv Stock Exchange, its principal trading market. As a result of the delisting, Elron is now required to comply with reporting requirements in accordance with both Israeli and U.S applicable securities laws and regulations.

As a result of the delisting from Nasdaq, Elron commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. As a result, Elron changed its financial reporting principles from generally accepted accounting principles in the United States ("U.S. GAAP") to International Financial Reporting Standards ("IFRS"). As permitted under the Exchange Act and the regulations promulgated thereunder, Elron's consolidated financial statements are prepared in conformity with IFRS (without reconciliation to U.S. GAAP). Elron's consolidated financial statements for the year ended December 31, 2009 were the Company's first annual financial statements prepared in accordance with IFRS. The preparation of the Company's consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements as of December 31, 2008 and for the year then ended prepared under U.S. GAAP. Elron's significant accounting policies are more fully described in Note 2 to its consolidated financial statements as of December 31, 2009. The material differences between reporting according to U.S. GAAP and IFRS principles are more fully described in Note 6 to the Company's consolidated interim financial statements as of June 30, 2010.

Sale of Medingo. On April 13, 2010, a binding agreement was executed for the sale of all the shares of Medingo Ltd. ("Medingo") to F. Hoffmann-La Roche Ltd. ("the Acquirer). On May 28, 2010, the aforementioned sale was completed. Medingo, which prior to the sale was approximately 92% held by Elron, including approximately 84% held by RDC, is engaged in the development of an insulin micro-pump for people with diabetes. In respect of the aforementioned sale: 1. In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, Elron and RDC received approximately $14 million and approximately $94 million, respectively, out of the consideration paid upon completion of the transaction, and may receive in the future additional amounts of up to approximately $3 million and up to approximately $21 million, respectively, from the amount held in escrow in connection with the transaction for a period of up to 24 months, and up to approximately $3 million and up to approximately $29 million, respectively, out of an additional consideration which is conditional upon Medingo achieving gradually, over a certain period, certain operational milestones ("the contingent consideration"). 2. Elron recorded in the second quarter of 2010 a net gain (attributable to the Company's shareholders) of approximately $71 million (a consolidated net gain of approximately $125 million). An additional net gain (attributable to the Company's shareholders) currently estimated at an aggregate amount of up to approximately $14 million (a consolidated net gain of approximately $25 million) may be recorded at later stages, taking into consideration certain future events which may affect the amounts Elron and RDC will receive from the contingent consideration. The aforementioned net gain amounts include Elron's share of the net gain amounts recorded by RDC in respect of the aforementioned sale. See Note 3b to the interim consolidated financial statements as of June 30, 2010 for additional details regarding the sale of Medingo.

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Sale of Teledata. In February 2010, Elron and other major shareholders of Teledata Networks Ltd. ("Teledata") commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence Technologies Inc. (the "Acquirer"), a non-Israeli company publicly traded in Canada. On April 15, 2010, following negotiations between the parties and discussions with other Teledata shareholders, a binding merger agreement was executed between Teledata, its principal shareholders, including the Company ("Major Shareholders") and the Acquirer. On June 23, 2010, the aforementioned transaction was completed. Teledata, which prior to the merger was approximately 21% held by Elron, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. In respect of the aforementioned transaction: 1. In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, Elron received aggregate proceeds in the amount of approximately $23 million, including approximately $3 million in cash, approximately $4 million in bonds of the Acquirer and approximately $16 million in shares of the Acquirer (of which shares of the Acquirer in an amount equivalent to approximately $2 million were deposited in escrow for a period of 12 months). 2. Elron recorded a net gain in the second quarter of 2010 in the amount of approximately $22 million. 3. Pursuant to the terms of the aforementioned transaction, guarantees and obligations to grant guarantees which were granted in the past by Elron to Teledata in the aggregate amount of approximately $4 million were cancelled. See Note 3f to the interim consolidated financial statements as of June 30, 2010 for additional details regarding the sale of Teledata.

Loans Repayment and Receipt of Dividend from RDC. See Section I.4 "Liquidity and Capital Resources" below.

Resignation of Co-CEO. In June 2010, Dr. Zvi Slovin, then Co-CEO of the Company, gave notification of his resignation from the Company, in effect as of June 30, 2010. As a result, Mr. Ari Bronshtein became sole CEO of the Company. Dr. Slovin continues to provide the Company with business guidance and serve as a director of several group companies.

3. Results of Operations

The Company operates in one business segment, which is the investment in and enhancement of companies. This segment includes the Company's headquarters and the investment in and support of the group companies. During the period of this report, no changes or expansions occurred in the Company’s business segments. The Company has no other business segments as defined by the Schedule to the Israeli Securities Regulations (Prospectus Details and Draft – Structure and Form), 5729-1969.

The gain attributable to Elron's shareholders in the second quarter and first half of 2010 amounted to $81,083 thousand and $68,186 thousand, respectively, as compared to a loss of $6,717 thousand and $18,881 thousand, respectively, in the second quarter and first half of 2009. The gain per share attributable to Elron's shareholders in the second quarter and first half of 2010 amounted to $2.72 and $2.27, respectively, as compared to a loss per share of $0.23 and $0.64, respectively, in the second quarter and first half of 2009.

The gain for the second quarter and first half of 2010 resulted mainly from the gain in respect of the completion of the sale of Medingo in the amount of $70,800 thousand (net of non-controlling interest and of tax) and in respect of the sale of Teledata in the amount of approximately $22,400 thousand. The aforementioned gain was offset by Elron's share of the net loss of its group companies in the amount of approximately $10,563 thousand and $21,834 thousand (net of non-controlling interest), respectively, in the second quarter and first half of 2010, which resulted mainly from the losses of Starling, Medingo, Wavion and Teledata. These amounts include excess cost amortization and impairment expenses in respect of certain group companies in the amount of $1,371 thousand and $2,779 thousand, respectively, in the second quarter and first half of 2010.

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

The loss for the second quarter and first half of 2009 resulted mainly from Elron's share of the net losses of its group companies in the amount of $9,948 thousand and $19,756 thousand, respectively (net of non-controlling interest), resulting mainly from the losses of Starling, Medingo and Pocared. These amounts include excess cost amortization in the second quarter and first half of 2009 in respect of certain group companies in the amount of $1,483 thousand and $3,008 thousand, respectively. The loss for the second quarter and first half of 2009 was offset by a gain in the amount of $4,390 thousand (net of non-controlling interest) in respect of the sale of the assets of 3DV Systems Ltd. ("3DV") to a third party.

I. Composition of the Company's Results of Operations

	For the six months ended June 30, 2010	For the six months ended June 30, 2009	For the three months ended June 30, 2010	For the three months ended June 30, 2009	For the year ended December 31, 2009
	unaudited		unaudited		audited
	$ thousands
Income from sales	3,373	5,566	1,718	2,134	9,904
Income (loss) from disposal of businesses and associates and changes in holdings in associates, net	156,571	6,463	156,641	6,533	31,802
Financial income	1,538	2,565	1,014	1,422	1,413
Total income	161,482	14,594	159,373	10,089	43,119
Equity in losses of associates, net	7,152	7,367	2,611	2,792	10,514
Cost of sales	1,502	2,659	774	1,143	4,824
Research and development expenses, net	10,665	11,554	4,400	6,317	25,699
Selling and marketing expenses	4,000	4,133	1,917	2,241	8,985
General and administrative expenses	7,875	6,677	3,237	2,253	15,865
Amortization of intangible assets	718	708	364	354	1,416
Financial expenses	3,964	3,594	2,384	2,683	5,434
Other expenses (income), net	2,989	1,978	3,291	1,412	2,230
Total costs and expenses	38,865	38,670	18,978	19,195	74,967
Income (loss) before taxes on income	122,617	(24,076)	140,395	(9,106)	(31,848)
Tax benefit (expenses)	(8,508)	-	(8,824)	-	2,453
Income (loss)	114,109	(24,076)	131,571	(9,106)	(29,395)
Income (loss) attributable to the Company's shareholders	68,186	(18,881)	81,083	(6,717)	(14,304)
Income (loss) attributable to non-controlling interest	45,923	(5,195)	50,488	(2,389)	(15,091)
Basic income (loss) per share attributable to the Company's shareholders (in $)	2.27	(0.64)	2.72	(0.23)	(0.48)
Diluted income (loss) per share attributable to the Company's shareholders (in $)	2.16	(0.64)	2.67	(0.23)	(0.49)

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

II. Analysis of the Company's Results of Operations

Income from sales

This item included mainly income from sales of the following companies:
	For the six months ended June 30, 2010	For the six months ended June 30, 2009	For the three months ended June 30, 2010	For the three months ended June 30, 2009
	unaudited		unaudited
	$ thousands
Wavion	3,366	3,845	1,718	1,945
Sela*	-	1,721	-	189

* SELA – Semiconductors Engineering Laboratories Ltd. ("Sela") was consolidated in the Company's financial results until September 30, 2009.

Gains from Disposal of Businesses and Associates and Changes in Holdings in Associates, net

In the second quarter and first half of 2010, gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $156,641 thousand and $156,571 thousand, respectively, resulting mainly from the gain in respect of the completion of the sale of Medingo in the amount of $133,506 thousand and in respect of the completion of the sale of Teledata in the amount of $22,364 thousand, compared with a gain in the amount of $6,533 thousand and $6,463 thousand, respectively, in the second quarter and first half of 2009, resulting from the completion of the sale of all the assets of 3DV.

Financial Income

Financial income in the second quarter and first half of 2010 amounted to $1,014 thousand and $1,538 thousand, respectively, compared with $1,422 thousand and $2,565 thousand, respectively, in the second quarter and first half of 2009. The financial income in the second quarter and first half of 2010 resulted mainly from interest income from loans granted by the Company to associates and from interest income on bank deposits. The financial income in the second quarter and first half of 2009 resulted mainly from a decrease in the market value of Starling's debentures and from interest income from loans granted by the Company and by RDC to associates.

Equity in Losses of Associates, net

The Company's share of net losses of associates resulted from holdings in certain investments that are accounted for under the equity method. The Company's share of net losses of associates amounted to $2,611 thousand and $7,152 thousand, respectively, in the second quarter and first half of 2010, compared with $2,792 thousand and $7,367 thousand, respectively, in the second quarter and first half of 2009.

The Company expects that most of its group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. The Company's results of operations will therefore be affected by the extent of its share of their losses (to the extent they are reported under the equity method of accounting). See "Analysis of the Results of Operations of the Company's Major Holdings" below.

Cost of Sales

Cost of sales consisted primarily of expenses related to salaries and materials associated with supplying products to the Company's subsidiaries, Wavion and Sela (until the deconsolidation of Sela as of September 30, 2009, as a result of its sale). Cost of sales in the second quarter and first half of 2010 amounted to $774 thousand and $1,502 thousand, respectively, compared with $1,143 thousand and $2,659 thousand, respectively, in the second quarter and first half of 2009. The decrease in cost of sales resulted mainly from the deconsolidation of Sela, as previously mentioned.

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Operating Expenses

Operating expenses in the second quarter and first half of 2010 were comprised mainly of research and development expenses, net, sales and marketing and general and administrative expenses of Elron's and RDC's corporate operations and of consolidated companies (excluding amortization of intangible assets which is presented separately) and amounted to $9,554 thousand and $22,540 thousand, respectively, and $10,811 thousand and $22,364 thousand, respectively, in the second quarter and first half of 2009. The following table summarizes the operating results of the Company and its main consolidated companies:

	For the six months ended June 30, 2010	For the six months ended June 30, 2009	For the three months ended June 30, 2010	For the three months ended June 30, 2009
	unaudited		unaudited
	$ thousands
Corporate	2,146	3,266	1,095	1,042
RDC	3,242	874	1,026	444
Wavion	4,083	2,850	1,695	1,344
Medingo *	6,877	6,344	2,718	3,455
Starling	4,318	3,025	2,187	1,479
Impliant **	-	2,657	-	1,311

* Medingo was consolidated in the Company's financial results until the date of its sale as aforementioned.
** Impliant was consolidated in the Company's financial results until September 30, 2009 due a decrease in holding percentage.

Corporate: Corporate operating expenses in the second quarter and first half of 2010 amounted to $1,095 thousand and $2,146 thousand, respectively, compared with $1,042 thousand and $3,266 thousand, respectively, in the second quarter and first half of 2009. The decrease in expenses resulted mainly from the implementation of the Services Agreement with Discount Investment Corporation Ltd. ("DIC"), the controlling shareholder of the Company, and from other measures implemented since May 2009, aimed at reducing operational costs.

RDC: RDC's operating expenses in the second quarter and first half of 2010 amounted to $1,026 thousand and $3,242 thousand, respectively, compared with $444 thousand and $874 thousand, respectively, in the second quarter and first half of 2009. The increase in expenses resulted mainly from a one-time expense with respect to the signing of a settlement agreement with an officer of RDC (see Note 4b to the interim consolidated financial statements as of June 30, 2010).

Wavion: Wavion's operating expenses in the second quarter and first half of 2010 amounted to $1,695 thousand and $4,083 thousand, respectively, compared with $1,344 thousand and $2,850 thousand, respectively, in the second quarter and first half of 2009. The increase in operating expenses resulted mainly from Wavion's increased marketing and sales efforts.

Medingo: Medingo's operating expenses in the second quarter and first half of 2010 (which include Medingo's expenses until its sale and its deconsolidation in Elron's financial statements in May 2010) amounted to $2,718 thousand  and $6,877 thousand, respectively, compared with $3,455 thousand and $6,344 thousand, respectively, in the second quarter and first half of 2009. The increase in Medingo's total expenses resulted mainly from an increase in Medingo's research and development expenses, however, this increase was offset as a result of the deconsolidation of Medingo as of the date of its sale as aforementioned.

Starling: Starling's operating expenses in the second quarter and first half of 2010 amounted to $2,187 thousand and $4,318 thousand, respectively, compared with $1,479 thousand and $3,025 thousand, respectively, in the second quarter and first half of 2009. The increase in operating expenses resulted mainly from an increase in Starling's research and development expenses.

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Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Amortization of Intangible Assets

Amortization of intangible assets in the second quarter and first half of 2010 amounted to $364 thousand and $718 thousand, respectively, compared with $354 thousand and $708 thousand, respectively, in the second quarter and first half of 2009, and resulted mainly from amortization of intangible assets attributed to technology as a result of the initial consolidation of Wavion. The change in amortization of intangible assets resulted from the shortening of such technology's estimated lifespan. See Note 3c to the interim consolidated financial statements as of June 30, 2010.

Financial Expenses

Financial expenses in the second quarter and first half of 2010 amounted to $2,384 thousand and $3,964 thousand, respectively, compared with $2,683 thousand and $3,594 thousand, respectively, in the second quarter and first half of 2009. The financial expenses in the second quarter and first half of 2010 resulted mainly from interest expenses from loans granted to Elron, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures. The financial expenses in the second quarter and first half of 2009 resulted mainly from accumulated interest expenses in respect of Starling's convertible debentures, and expenses incurred in respect of Starling's liability to the Office of the Chief Scientist.

Other Expenses (Income), net

Other expenses (income), net, amounted to $3,291 thousand and $2,989 thousand, respectively, in the second quarter and first half of 2010, compared with other expenses, net, in the amount of $1,412 thousand and $1,978 thousand, respectively, in the second quarter and first half of 2009. Expenses, net, in the second quarter and first half of 2010 resulted mainly from an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's Board of Directors to cease its operations (see Note 3i to the interim consolidated financial statements as of June 30, 2010), and from amortization of intangible assets attributed to technology of Wavion (see Note 3c to the interim consolidated financial statements as of June 30, 2010). Expenses, net, in the second quarter and first half of 2009 resulted mainly from an impairment charge in respect of the investments in Radlive Ltd. and Kyma Medical Technologies Ltd. which resulted from Elron's decision to cease investment in these companies during the second quarter of 2009, and from an impairment charge in respect of the investment in Elbit Vision Systems Ltd. ("EVS") during the first quarter of 2009.

Tax Expenses

Tax expenses in the second quarter and first half of 2010 amounted to $8,824 thousand and $8,508 thousand, respectively. No tax expenses were recorded during the second quarter and first half of 2009. The tax expenses were incurred because RDC's gain from the sale of Medingo, as described above, exceeds RDC's cumulative losses for tax purposes. Therefore, the gain from such sale required RDC to remit taxes and record current tax and deferred tax expenses accordingly.

III. Analysis of the Results of Operations of the Company's Major Holdings

Given Imaging (an approximately 27% direct and indirect holding through RDC) reported the following results of operations presented according to U.S. GAAP (and IFRS in parentheses):

	For the six months ended June 30, 2010	For the six months ended June 30, 2009	Increase/ Decrease	For the three months ended June 30, 2010	For the three months ended June 30, 2009	Increase/ Decrease
	unaudited			unaudited
	$ thousands		%	$ thousands		%
Sales	74,231	66,503	12%	42,134	36,030	17%
	(74,231)	(66,503)		(42,134)	(36,030)
Net income attributable to shareholders	4,264	5,127	-17%	2,211	4,888	-55%
	(5,949)	(5,266)	(13%)	(3,400)	(4,949)	(-31%)

7

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

The main factors influencing the decrease in Given Imaging's net income in the second quarter and first half of 2010 compared with the second quarter and first half of 2009 were one-time expenses resulting from the acquisition of Sierra Scientific Instruments ("SSI") in April 2010 and additional one-time expenses in respect of stock-based compensation to employees, which resulted, among other things, from a change to Given Imaging's employees and directors stock-based compensation plan. In addition, the second quarter and first half of 2009 included one-time tax income, resulting from a tax assessment arrangement signed with the Israeli income tax authorities. The increase in Given Imaging's sales resulted mainly from the acquisition of SSI.

4. Liquidity and Capital Resources

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated balance sheet	316,352	213,080
Investments in associate companies and available for sale assets	139,600	127,764
Other long-term receivables	27,352	940
Current assets	141,959	73,864
Intangible assets, net	5,493	7,521
Current liabilities (not including held for sale liabilities)	61,019	25,937
Long-term liabilities	17,904	65,050
Total liabilities	78,923	90,987
Equity attributable to shareholders including non-controlling interest	237,429	122,093

Elron's and RDC's primary cash flows (non-consolidated) *	For the six months ended June 30, 2010	For the six months ended June 30, 2009	For the three months ended June 30, 2010	For the three months ended June 30, 2009
	unaudited		unaudited
	$ thousands
Gain from disposal of non-current investments of Elron and RDC	111,272	2,036	111,272	2,036
Dividends from Elron's and RDC's group companies	-	8,505	-	3,394
Investments in Elron's and RDC's group companies **	24,465	14,197	12,708	9,544
Raising of Elron's and RDC's debt	-	18,000	-	9,500
Repayment of Elron's and RDC's loans ***	26,661	-	26,661	-

* The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
** Not including Elron's investment in RDC.
*** Including repayment of RDC's shareholder loans to Rafael only.

Consolidated cash and cash equivalents at June 30, 2010 were approximately $128,689 thousand, compared with approximately $64,747 thousand at December 31, 2009. Non-consolidated cash and cash equivalents at June 30, 2010 were approximately $73,018 thousand, compared with approximately $59,915 thousand at December 31, 2009.

8

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

The main uses of cash in the second quarter and first half of 2010 were approximately $12,708 thousand and $24,465 thousand, respectively, of investments and loans to group companies. In addition, during the second quarter of 2010 cash was used to prepay loans as detailed below:

1.
In June 2010, the Company's Audit Committee and Board of Directors approved the prepayment of Elron's entire debt to Israel Discount Bank Ltd. ("the Bank") in respect of loans granted to Elron by the Bank in the aggregate amount of $30,000 thousand (without incurring a prepayment commission), on the nearest interest payment dates in respect of the debt, the last of which is in September 2010. Upon repayment of the Company's entire debt to the Bank, the Company's entire debt in respect of the loans granted to it by DIC in the amount of approximately $16,705 thousand shall be repaid as well, pursuant to the terms of the loan agreements with DIC. See Note 3j to the interim consolidated financial statements as of June 30, 2010. During the second quarter of 2010, the Company repaid Bank loans in the amount of approximately $3,500 thousand.

2.
In June 2010, RDC's entire debt in respect of loans granted to it in the amount of $10,000 thousand by Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi") was prepaid. See Note 3d to the interim consolidated financial statements as of June 30, 2010.

3.
In June 2010, RDC's entire debt in respect of loans granted to it in the aggregate amount of approximately $32,000 thousand by its shareholders was prepaid, in the course of which, RDC's debt to Rafael in the amount of approximately $13,000 thousand was repaid. (Concurrently, RDC's debt to the Company in the amount of approximately $19,000 thousand was repaid. The repayment of RDC's loan to the Company has no impact on the cash and liabilities balance in the consolidated statement of financial position as of June 30, 2010). See Note 3d to the interim consolidated financial statements as of June 30, 2010.

Proceeds from the sale of Elron's and RDC's non-current investments during the second quarter and first half of 2010 include Elron's and RDC's cash consideration from the sale of Medingo in the amount of approximately $13,686 thousand and $93,514 thousand, respectively, and cash consideration in the amount of approximately $3,000 thousand from the sale of Teledata. Elron and RDC did not generate material cash amounts from the disposition of investments in the first quarters of 2009 and 2010 nor in the second quarter of 2009. In addition, in consideration for the sale of Medingo, Elron and RDC received amounts of approximately $2,700 thousand and $19,300 thousand, respectively, which were deposited in escrow for a period of two years. These amounts are presented under "other long-term receivables" in the consolidated financial statements as of June 30, 2010.

Raising of Elron's and RDC's debt: Elron's short-term loans at June 30, 2010 (not including consolidated companies) were approximately $43,228 thousand, including $26,500 thousand of loans from the Bank, and $16,728 thousand of loans from DIC, of which $7,000 thousand and $9,000 thousand were received during the second quarter and first half of 2009, respectively. As previously mentioned, RDC repaid its entire debt in respect of loans it received from Bank Mizrahi and from its shareholders, of which loans in the amount of $2,500 thousand and $9,000 thousand were received from Bank Mizrahi during the second quarter and first half of 2009, respectively. In addition, as a result of the decision to repay Elron's entire debt to the Bank and to DIC, these loans are presented under "short-term liabilities", and therefore, Elron and RDC have no long-term loans as of June 30, 2010.

Dividends received by Elron and RDC during the second quarter and first half of 2009 included the following amounts:

1.
In February 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, of which Elron's and RDC's share was approximately $3,673 thousand and $1,438 thousand, respectively. Payment of the dividend was received in March 2009.

2.
In March 2009, NetVison Ltd. declared a special cash dividend of approximately $3.08 per share, of which Elron's share was approximately $3,394 thousand at the payment date. Payment of the dividend was received during April 2009.

In addition, in August 2010, subsequent to the balance sheet date, RDC declared a special cash dividend in the aggregate amount of approximately $30,000 thousand. Elron's share in such dividend amounts to approximately $15,000 thousand. The balance amount will be distributed to Rafael. Payment of the dividend has been set for August 16, 2010.

9

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

In addition, convertible debentures at June 30, 2010 amounted to $3,068 thousand compared with $3,383 thousand at December 31, 2009. The convertible debentures balance represents the minority portion of the convertible debentures issued by Starling. The increase, which was mainly due to an increase in the market value of Starling's debentures, was offset due to repayment of the first payment out of four equal tranches of the debentures principal during June 2010.

Shareholders' equity attributable to shareholders at June 30, 2010 was approximately $197,026 thousand, representing approximately 62% of the total assets compared with $126,469 thousand, representing approximately 59% of total assets at December 31, 2009. The increase in shareholders' equity resulted mainly from the net gain attributable to shareholders in the amount of $68,186 thousand in the first half of 2010, as a result of an increase in capital reserves in respect of available for sale financial assets in the amount of $2,092 thousand and in respect of foreign currency translation differences in the amount of $347 thousand, in respect of group companies whose operating currency is other than the dollar.

Consolidated working capital at June 30, 2010 was approximately $80,940 thousand, compared with approximately $47,927 thousand at December 31, 2009. The increase in working capital resulted mainly from an increase in Elron's cash balance which was offset as a result of the classification of Elron's debt to the Bank and to DIC as a short-term liability as described above.

Elron's investments during the first half of 2010 and 2009 amounted to approximately $18,430 and $7,119 thousand, as detailed in the following table:

	For the six months ended June 30, 2010	For the six months ended June 30, 2009
	unaudited
	$ thousands
Consolidated Companies *
RDC	6,000	-
Starling	5,063	650
Wavion	3,350	1,088
Medingo	461	481
	14,874	2,219
Associates and Other Investments:
NuLens	2,000	-
Safend	156	-
BrainsGate	-	500
BPT	-	500
Other	1,400	3,900
	3,556	4,900
Total corporate investments	18,430	7,119

*These investments do not affect the cash included in the consolidated financial statements.

During the first half of 2010, RDC's investments amounted to approximately $12,035  thousand.

Subsequent to the balance sheet date and through August 11, 2010, the Company invested an additional aggregate amount of approximately $372 thousand as detailed below:

unaudited
$ thousands
Consolidated Companies
Starling	372
372

Intangible assets as of June 30, 2010 mainly included intangible assets allocated to the agreement with Rafael in the amount of $3,051 thousand and technology allocated to Wavion in the amount of $2,300 thousand resulting from the initial consolidation of Wavion. The decrease in intangible assets compared with December 31, 2009 resulted mainly from amortization of intangible assets attributed to technology of Wavion in the amount of $718 thousand and from a decline in the value of such technology in the amount of $1,230 thousand as described in Note 3c to the interim consolidated financial statements as of June 30, 2010.

10

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

II. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its group companies, and as of the date of this report, has not taken any action in the reported period to hedge market risks resulting from operations of its group companies. During the reporting period, and during the period from June 30, 2010 until the date of approval of the financial reports, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for management of such risks, the officers responsible for their management and the means of supervision and implementation of the policy, as described in the Board of Directors Report for the first quarter of 2010.

1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at June 30, 2010, June 30, 2009 and December 31, 2009.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of June 30, 2010 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets

Cash and cash equivalents	-	103,202	-	25,487	-	128,689
Restricted cash	-	-	-	59	-	59
Trade receivables	-	1,323	-	112	-	1,435
Other current assets	-	1,762	-	1,711	2,893	6,366
Inventories	-	-	-	-	5,410	5,410
Investments in associates	-	-	-	-	111,848	111,848
Other investments (accounted as available for sale)	-	-	-	-	27,752	27,752
Property, plant and equipment, net	-	-	-	-	1,948	1,948
Intangible assets, net	-	-	-	-	5,493	5,493
Other long-term receivables	-	27,087	-	247	18	27,352

Total assets	-	133,374	-	27,616	155,362	316,352

11

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Liabilities

Trade payables	-	425	54	2,947	-	3,426
Other current liabilities	30	4,937	-	4,289	3,821	13,077
Long term loans from banks and others	-	26,642	-	-	-	26,642
Long term loan from shareholders	16,728	-	-	-	-	16,728
Convertible debentures	3,068	-	-	-	-	3,068
Royalty bearing government grants	-	8,739	-	-	-	8,739
Employee benefits, net	-	-	-	-	141	141
Deferred taxes	-	-	-	-	5,000	5,000
Other long term liabilities	-	-	-	-	2,102	2,102

Tota liabilities	19,826	40,743	54	7,236	11,064	78,923

As of June 30, 2009 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets

Cash and cash equivalents	-	14,998	28	2,002	-	17,028
Restricted cash	-	-	-	65	-	65
Trade receivables	-	1,501	6	191	-	1,698
Other current assets	89	602	-	845	3,856	5,392
Inventories	-	-	-	-	2,977	2,977
Investments in associates	-	-	-	-	160,560	160,560
Other investments (accounted as available for sale)	-	-	-	-	6,953	6,953
Property, plant and equipment, net	-	-	-	-	4,404	4,404
Intangible assets, net	-	-	-	-	11,946	11,946
Assets related to employee benefits	-	-	-	-	168	168
Other long-term receivables	-	331	-	-	-	331

Total assets	89	17,432	34	3,103	190,864	211,522

Liabilities

Short term credit and loans	-	4,490	-	-	-	4,490
Trade payables	-	1,383	73	2,541	-	3,997
Other current liabilities	39	1,504	-	7,603	1,223	10,369
Long term loans from banks and others	-	42,779	-	-	-	42,779
Long term loan from shareholders	15,357	-	-	-	-	15,357
Convertible debentures	2,771	-	-	-	-	2,771
Royalty bearing government grants	-	8,822	-	-	-	8,822
Employee benefits, net	-	-	-	-	238	238
Other long term liabilities	-	-	-	-	310	310

Total liabilities	18,167	58,978	73	10,144	1,771	89,133

12

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

As of December 31, 2009 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item	Total
Assets

Cash and cash equivalents	-	42,742	3	22,002	-	64,747
Restricted cash	-	-	-	60	-	60
Trade receivables	-	1,997	-	87	-	2,084
Other current assets	212	14	-	1,169	1,996	3,391
Inventories	-	-	-	-	3,582	3,582
Investments in associates	-	-	-	-	113,237	113,237
Other investments (accounted as available for sale)	-	-	-	-	14,527	14,527
Property, plant and equipment, net	-	-	-	-	2,991	2,991
Intangible assets, net	-	-	-	-	7,521	7,521
Other long-term receivables	106	612	-	204	18	940

Total assets	318	45,365	3	23,522	143,872	213,080

Liabilities

Short term credit and loans	-	10,865	-	-	-	10,865
Trade payables	-	587	21	3,665	-	4,273
Other current liabilities	419	970	-	7,428	810	9,627
Long term loans from banks and others	-	36,981	-	-	-	36,981
Long term loan from shareholders	16,737	-	-	-	-	16,737
Convertible debentures	3,383	-	-	-	-	3,383
Royalty bearing government grants	-	8,685	-	-	-	8,685
Employee benefits, net	-	-	-	194	-	194
Other long term liabilities	-	-	-	-	242	242

Total liabilities	20,539	58,088	21	11,093	1,246	90,987

The Company and subsidiaries did not have material derivatives positions as of June 30, 2010, June 30, 2009 and December 31, 2009.

2. Financial Market Conditions

The global financial crisis and slowdown in the activities of the real economy which developed in 2008 and intensified in the beginning of 2009, and which led to a recession in many Western countries, have subsided during 2009, with the financial and real capital markets gradually stabilizing. Since the second half of 2009, there appears to be a worldwide trend of gradual real economic recovery, and various real economies, including the U.S. economy, have stabilized and returned to growth. The worldwide recovery largely derived from a combination of fiscal expansion plans and continued expansive monetary policy led by the economic policy makers in the United States. This recovery has contributed, inter alia, to rises in the capital markets and increased financial institution stability.

13

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

During the first half of 2010, the economic recovery trend has continued in most financial and real capital markets, however, symptoms of the financial crisis are still evident, mostly in the Euro area which continues to experience economic instability. Symptoms of the crisis and its ramifications have resulted in severe fluctuations in the financial markets, including in stock prices, convertible debenture rates and currency rates, in the endurance of the credit squeeze experienced by various firms and various countries, and in significant uncertainty in economic activities.

In the Israeli economy and capital market, trends similar to those experienced by the global markets have been recorded, whilst signs of recovery in the Israeli economy are more pronounced. Since the second quarter of 2009, the recovery experienced by most sectors of the Israeli economy has intensified, and in the Israeli capital market, substantial rises in tradable securities have been recorded, the corporate debt market has begun to recover and the business sector has gradually renewed finance raising activities.

As of the date of this report, it is not possible to assess the extent and duration of the financial crisis' direct and indirect economic ramifications, if any, worldwide and in Israel. The symptoms of such crisis, including recent developments in the Euro area as aforementioned, have affected and may continue to affect the Company's and its group companies' results of operations, their liquidity, the value of their equity, the value and exit potential of their assets, their business (including the demand for products of Elron's group companies), and also on their ability to raise financing required for their day-to-day and long-term operations, and the terms of such financing.

3. Financial Instruments Sensitivity Analyses

For further details concerning sensitivity analyses of sensitive financial instruments included in the interim consolidated financial statements as of June 30, 2010 in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity analyses:

As of June 30, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(16,941)	64	6	3	(57)	(6)	(3)
Sensitivity to changes in dollar interest rates	(22,845)	(43)	(21)	(11)	49	21	11

14

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	5,097	510	255	(510)	(255)
Sensitivity to changes in the Consumer Price Index	(16,941)	(339)	(169)	339	169
Sensitivity to changes in share prices of investments accounted as available for sale	27,752	2,775	1,445	(2,775)	(1,388)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,068)	(307)	(153)	307	153

As of June 30, 2009

		Gain (loss) from changes in interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in nominal NIS interest rate	(17,009)	118	59	(119)	(60)
Sensitive to changes in dollar interest rates	(44,961)	401	212	(413)	(206)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(22,617)	(2,262)	(1,131)	2,262	1,131
Sensitive to changes in the Consumer Price Index	(17,009)	(340)	(170)	340	170
Sensitive to changes in share prices of investments accounted as available for sale	6,953	695	348	(695)	(348)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(2,771)	(277)	(139)	277	139

15

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

As of December 31, 2009

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Sensitivity to changes nominal NIS interest rate	(18,229)	600	77	38	(633)	(77)	(39)
Sensitive to changes in dollar interest rates	(47,037)	1,231	212	106	(1,288)	(212)	(107)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(4,097)	(390)	(195)	390	195
Sensitive to changes in the Consumer Price Index	(18,229)	(365)	(182)	365	182
Sensitive to changes in share prices of investments accounted as available for sale	14,527	1,453	726	(1,453)	(726)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,383)	(338)	(169)	338	169

III. Aspects of Corporate Governance

1. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's audit committee is the organ responsible for overseeing the financial statements, and the Company's board of directors is the organ responsible for approving the financial statements.

The audit committee presents the board of directors with a summary of the main points of its discussion concerning the financial statements and recommends their approval. The audit committee is comprised of three members: Avraham Asheri – a director with financial and accounting expertise, Yaacov Goldman – an external director with financial and accounting expertise, and Gad Arbel – an external director with financial and accounting expertise. The Company's auditor is invited to and is present at the audit committee and board of directors' meetings at which the financial statements are discussed and approved, and is required to present the main findings (if any) which arose from the review or audit.

The audit committee examines, with the aid of detailed presentations made by officers and others at the Company, including: the Company's CEO – Ari Bronshtein, and the CFO, Yaron Elad, the material issues in the financial report including transactions which are not in the ordinary course of business (if any), material evaluations and critical assessments which were applied in the financial statements, reasonability of the information, accounting policy which was implemented and changes that occurred therein, and implementation of the principle of due disclosure in the financial statements and related information. The audit committee examines various aspects of control and risk management, both such which are reflected in the financial statements (such as the report on financial risks) and such which affect the credibility of the financial statements. If needed, the audit committee demands that comprehensive reviews will be presented to it on issues with a particularly material influence.

16

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

The approval of the financial statements entails at least two meetings: the one – of the audit committee, before the board of directors' meeting, for an in-principle and comprehensive deliberation of the material reporting issues, and the other – of the board of directors, for deliberation of the financial statements and approval thereof.

2. Effectiveness of Internal Control over Financial Reporting and Disclosure

I. General

Pursuant to the recommendations of the Committee for the Examination of Corporate Governance in Israel, headed by Prof. Zohar Goshen of December 2006, and to the proposal of the Israel Securities Authority, in December 2009 an amendment was performed of the Reporting Regulations (the "5770 Amendment"), in the context of which provisions and conditions were set for the process of approval of the financial statements and determination of internal processes in the corporation which were intended to maintain a proper level of disclosure and financial reporting.

The purpose of the 5770 Amendment is to improve the quality of the disclosure and financial reporting through three main elements:

I.
Giving a report of the board of directors and of the management of the company pertaining to the effectiveness of the internal control on the disclosure and financial reporting in order to strengthen the internal control system in the company.

II.
Making personal declarations by the company's CEO and the company's most senior financial officer, according to which, inter alia, according to their knowledge: (1) the financial statements and the other financial information included in the reports include no misrepresentation of a material fact and do not lack a representation of a material fact which is required in order that the representations included therein will not be misleading; (2) the financial statements and other financial information included in the report properly reflect – from all material aspects – the financial condition, results of operations and cash flows of the company; in addition the CEO and the officer as aforesaid will represent that they have evaluated the effectiveness of the internal control on the disclosure and financial reporting, insofar as it refers to the financial statements and to other financial information which is included in the reports.

III.
The periodic report will be accompanied by the opinion of the company's auditor pertaining to the effectiveness of the internal control on the financial reporting in the company, and material weaknesses which he identified in this control.

The provisions of the 5770 Amendment will commence in the periodic report as of December 31, 2010, however, according to the provisions of the 5770 Amendment, in the transition period until the commencement, the board of directors' report should include details pertaining to the company's preparation for and progress made in the implementation of the provisions of the Amendment (the "Project's Implementation").

II.  Disclosure pertaining to the acts which the Company performed for the Project's Implementation until the date of this report

It shall be noted that because the Company is subject to the SEC regulations (see also Section I.2 above), the Company has been implementing, for several years, the Sarbanes-Oxley Act of 2002 provisions (the "SOX Regulations") which include in the scope thereof similar provisions to the provisions which are included in the scope of the 5770 Amendment.

17

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

The person who is responsible in the Company for the implementation of the SOX Regulations is Mr. Yaron Elad – the Company's CFO.

For purposes of determining the processes and identifying the material business risks in the Company and in group companies, a model was used for evaluation and analysis of risks which weights qualitative and quantitative factors, for purposes of evaluating the risk embodied in the balances and the transactions in the consolidated financial statements, which may constitute a material risk for the disclosure and financial reporting.

Quantitative considerations which were taken into account included giving proportionate weight to each financial transaction and balance in the statements, as the same were released by the Company, in respect of the total relevant transactions or balances in the financial statement.

The qualitative considerations which were taken into account included, inter alia, the complexity of the accounting process that is entailed by recording in the financial report, the complexity of the information technologies which support the business process, the evaluation of risks of fraud, the substantive risk etc.

Below is a specification of the major processes which were examined in 2009 and which are expected to be examined in 2010, in the context of the implementation of the SOX Regulations:

Elron Level Controls:

I.	Entity level control ("ELC").

II.	Process of financial statements closing and reporting.

III.	IT general controls ("ITGC").

IV.	Controls on investments in companies and on intangible assets.

V.	Controls on cash and loans.

VI.	Controls on contingent liabilities.

VII.	Controls on the taxation process.

In addition, some of the processes described above were examined with regard to several subsidiaries, including the control process over trade receivables, revenues, trade payables and expenses.

No material weaknesses were identified in the major processes examined during 2009 in the framework of implementing the SOX Regulations. It should also be noted that a gap analysis of the planning of internal controls over financial reporting and disclosure was performed.

IV. Disclosure Directives Relating to Financial Reporting

1. Major Events Subsequent to the Balance Sheet Date

Approval of a Bonus to the Chairman of the Board of Directors. In March 2010, the Company's Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS 950 thousand (approximately $250 thousand) to Mr. Arie Mientkavich, the Chairman of the Company's Board of Directors, as described in the Board of Directors Report for the first quarter of 2010. In December 2009, the Company's Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS 600 thousand (approximately $160 thousand) to Prof. Gabi Barbash, a director of the Company, for his activities and contribution to 3DV. On July 21, 2010, payment of such bonuses was approved at the Annual General Meeting of the Shareholders of the Company.

For additional information regarding major events subsequent to the balance sheet date, see Section I.2 above, and Notes 3 and 4 to the interim consolidated financial statements as of June 30, 2010.

18

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

2. Critical Accounting Estimates

As of the date of this report. no material changes have taken place during the second quarter of 2010 with respect to the critical accounting estimates used in the preparation of the Company's financial statements, except as described in Notes 3c and 3f to the interim consolidated financial statements as of June 30, 2010.

Ari Bronshtein CEO	Arie Mientkavich Chairman

August 11, 2010, Tel Aviv

19

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Appendix A
to the Board of Directors Report as of June 30, 2010

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of 30 June 2010, in accordance with changes in market factors

The following tables describe sensitivity analyses of the fair value of financial instruments held by the Company and its group companies.

The following comments should be considered with regards to the tables below:
1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity analyses were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity analyses were carried out are the closing rates on the day of calculation.

a. Sensitivity analysis of the balances as of 30 June 2010

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,779	(139)	(35)	(18)	147	35	18
Loans from banks and others (including current maturities)	(26,624)	96	14	7	(98)	(14)	(7)
	(22,845)	(43)	(21)	(11)	49	21	11

Sensitivity  Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(16,941)	64	6	3	(57)	(6)	(3)

20

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Sensitivity Test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,461	146	73	(146)	(73)
Cash and cash equivalents	25,006	2,501	1,250	(2,501)	(1,250)
Non-current assets:
Long-term receivables	188	19	9	(19)	(9)
Current liabilities:
Trade payables and other current liabilities	(4,617)	(462)	(231)	462	231
Non-current liabilities:
Loans from shareholders	(16,941)	(1,694)	(847)	1,694	847

	5,097	510	255	(510)	(255)

*Sensitivity analyses for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(16,941)	(339)	(169)	339	169

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see Consolidated linkage balance sheet, section II.1 above.

Sensitivity Test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	27,752	2,775	1,388	(2,775)	(1,388)

Sensitivity Test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,068)	(307)	(153)	307	153

21

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

b. Sensitivity analysis of the balances at 30 June 2009

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(44,961)	401	212	(413)	(206)

Sensitivity Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Loans from shareholders	(17,009)	118	59	(119)	(60)

Sensitivity Test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	994	99	50	(99)	(50)
Cash and cash equivalents	1,750	175	88	(175)	(88)
Non-current assets:
Long-term receivables	(8,352)	(835)	(418)	835	418
Current liabilities:
Trade payables and other current liabilities	(17,009)	(1,701)	(850)	1,701	850
Non-current liabilities:
Loans from shareholders

	(22,617)	(2,262)	(1,131)	2,262	1,131

*Sensitivity analyses of the influence of the Euro exchange rate were not presented due to their negligible influence.

22

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(17,009)	(340)	(170)	340	170

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see consolidated linkage balance sheet section II.1 above.

Sensitivity Test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	6,953	695	348	(348)	(695)

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(2,771)	(277)	(139)	277	139

c. Sensitivity analysis of the balances at 31 December 2009

 Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from banks and others (including current maturities)	(47,037)	1,231	212	106	(1,288)	(212)	(107)

23

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Sensitivity Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Loans from shareholders	(18,229)	600	77	38	(633)	(77)	(39)

Sensitivity Test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other current assets and trade receivables	1,131	113	57	(113)	(57)
Cash and cash equivalents	21,696	2,170	1,085	(2,170)	(1,085)
Non-current assets:
Long-term receivables	243	24	12	(24)	(12)
Current liabilities:
Trade payables and other current liabilities	(8,939)	(894)	(447)	894	447
Non-current liabilities:
Loans from shareholders	(18,229)	(1,823)	(911)	1,823	911
NIS-Dollar forward:
Not recognized as an accounting hedge**	1	20	10	(20)	(10)

	(4,097)	(390)	(195)	390	195

*Sensitivity analyses of the influence of the Euro exchange rate were not presented due to their negligible influence.
**Sensitivity analyses of the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	$ thousands
Loans from shareholders	(18,229)	(365)	(182)	365	182

For purposes of possible further impact of Consumer Price Index changes on the results of the Company's activity – see consolidated linkage balance sheet, section II.1 above.

24

Elron Electronic Industries Ltd.
English Translation of Board of Directors Report
for the Second Quarter and First Half of 2010

Sensitivity test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	14,527	1,453	726	(1,453)	(726)

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,383)	(338)	(169)	338	169

25

Elron Electronic Industries Ltd. English Translation of Interim Consolidated Financial Statements As of June 30, 2010 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of June 30, 2010

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of June 30, 2010 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting", and are also responsible for the preparation of interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $42,916 thousand as of June 30, 2010, and the Group's share in it’s earnings amounted to approximately $1,909 and $1,016 thousand for the six and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
11 August, 2010	Certified Public Accountants

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Financial Position

	June 30	June 30	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents	128,689	17,028	64,747
Restricted cash	59	65	60
Trade receivables	1,435	1,698	2,084
Other current assets	6,366	5,392	3,391
Inventories	5,410	2,977	3,582

	141,959	27,160	73,864

Non-current assets
Investments in associates	111,848	160,560	113,237
Other investments (accounted as available for sale)	27,752	6,953	14,527
Property, plant and equipment, net	1,948	4,404	2,991
Intangible assets, net	5,493	11,946	7,521
Assets related to employee benefits	-	168	-
Other long-term receivables (see Notes 3B and 3F)	27,352	331	940

	174,393	184,362	139,216

Total assets	316,352	211,522	213,080

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Financial Position (Cont.)

	June 30	June 30	December 31
	2010	2009	2009
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current liabilities
Short term credit and loans from banks and others	26,642	4,490	10,865
Loans from shareholders	16,728	-	-
Trade payables	3,426	3,997	4,273
Other current liabilities	13,077	10,369	9,627
Convertible debentures	1,146	1,091	1,172

	61,019	19,947	25,937

Long-term liabilities
Loans from banks and others	-	42,779	36,981
Loans from shareholders	-	15,357	16,737
Convertible debentures	1,922	1,680	2,211
Royalty bearing government grants	8,739	8,822	8,685
Employee benefits, net	141	238	194
Other long term liabilities	2,102	310	242
Deferred taxes	5,000	-	-

	17,904	69,186	65,050

Total Liabilities	78,923	89,133	90,987

Equity attributable to the
Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,328	190,328	190,328
Capital reserves	11,494	7,971	10,067
Accumulated deficit	(14,369)	(88,614)	(83,499)
	197,026	119,258	126,469

Non-controlling interests	40,403	3,131	(4,376)

Total equity	237,429	122,389	122,093

Total liabilities and equity	316,352	211,522	213,080

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 11, 2010.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands (except for price per share)

Income
Income from sales	3,373	5,566	1,718	2,134	9,904
Gain from disposal of businesses and associates and changes in holdings, net	156,571	6,463	156,641	6,533	31,802
Financial income	1,538	2,565	1,014	1,422	1,413

	161,482	14,594	159,373	10,089	43,119

Cost and Expenses
Cost of sales	1,502	2,659	774	1,143	4,824
Research and development expenses, net	10,665	11,554	4,400	6,317	25,699
Selling and marketing expenses	4,000	4,133	1,917	2,241	8,985
General and administrative expenses	7,875	6,677	3,237	2,253	15,865
Equity in losses of associates, net	7,152	7,367	2,611	2,792	10,514
Amortization of intangible assets	718	708	364	354	1,416
Financial expenses	3,964	3,594	2,384	2,683	5,434
Other expenses, net	2,989	1,978	3,291	1,412	2,230

	38,865	38,670	18,978	19,195	74,967

Income (loss) before taxes	122,617	(24,076)	140,395	(9,106)	(31,848)

Tax benefit (expenses)	(8,508)	-	(8,824)	-	2,453

Net income (loss)	114,109	(24,076)	131,571	(9,106)	(29,395)

Attributable to:
The Company's shareholders	68,186	(18,881)	81,083	(6,717)	(14,304)
Non-controlling interests	45,923	(5,195)	50,488	(2,389)	(15,091)

	114,109	(24,076)	131,571	(9,106)	(29,395)

Net income (loss) per share attributable to the
Company's shareholders (in $)

Basic net income (loss)	2.27	(0.64)	2.72	(0.23)	(0.48)

Diluted net income (loss)	2.16	(0.64)	2.67	(0.23)	(0.49)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Net income (loss)	114,109	(24,076)	131,571	(9,106)	(29,395)

Other comprehensive income (loss), net:

Gain from available for sale financial assets, net	2,092	28	782	28	5,001
Net change in fair value of available-for-sale financial assets classified to the statement of income	-	(11)	-	(11)	(84)
Foreign currency translation differences for foreign operations	347	(1,676)	481	2,501	(45)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	-	(4,330)
Actuarial gains from defined benefit plans, net	-	-	-	-	15
Company's share of other comprehensive income (loss) of associates	(69)	291	(35)	358	455

Other comprehensive income (loss)	2,370	(1,368)	1,228	2,876	1,012

Total comprehensive income (loss)	116,479	(25,444)	132,799	(6,230)	(28,383)

Attributable to:
Company's shareholders	70,469	(20,255)	82,181	(3,984)	(13,381)
Non-controlling interests	46,010	(5,189)	50,618	(2,246)	(15,002)

	116,479	(25,444)	132,799	(6,230)	(28,383)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves
			with	Share	consolidation	assets	from			Non
	Issued	Share	controlling	Based	of	available	translation	Accumulated		controlling	Total
	capital	Premium	interest	Payments	subsidiaries	for sale	differences	deficit	Total	interest	equity
	Unaudited
	In thousands of dollars

Balance at January 1, 2010 (audited)	9,573	190,328	217	1,180	4,127	5,000	723	(84,679)	126,469	(4,376)	122,093

Total comprehensive income	-	-	-	-	-	2,033	250	68,186	70,469	46,010	116,479
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	929	929
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(856)	-	-	856	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	641	641
Change in non controlling interest due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)
Share based payment	-	-	-	88	-	-	-	-	88	-	88
Balance at
June 30, 2010	9,573	190,328	217	1,268	3,271	7,033	973	(15,637)	197,026	40,403	237,429

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves
			with	Share	consolidation	assets	from			Non
	Issued	Share	controlling	Based	of	available	translation	Accumulated		controlling	Total
	capital	Premium	interest	Payment	subsidiaries	For sale	differences	Deficit	Total	interest	equity
	Unaudited
	In thousands of dollars

Balance at
January 1, 2009 (audited)	9,573	190,328	-	1,053	4,751	(211)	5,117	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss)	-	-	-	-	-	269	(1,643)	(18,881)	(20,255)	(5,189)	(25,444)
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	580	580
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(312)	-	-	312	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	1,195	1,195
Share based payments	-	-	-	7	-	-	-	-	7	-	7

Balance at
June 30, 2009	9,573	190,328	-	1,060	4,439	58	3,474	(89,674)	119,258	3,131	122,389

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves
			with	Share	consolidation	assets	from			Non
	Issued	Share	controlling	Based	of	available	translation	Accumulated		controlling	Total
	capital	Premium	interest	Payments	subsidiaries	for sale	differences	deficit	Total	interest	equity
	Unaudited
	In thousands of dollars

Balance at
April 1, 2010	9,573	190,328	217	1,209	3,971	6,281	627	(97,420)	114,786	(8,103)	106,683

Total comprehensive income	-	-	-	-	-	752	346	81,083	82,181	50,618	132,799
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	567	567
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(700)	-	-	700	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	122	122
Change in non controlling interest due to sale of a subsidiary										(2,801)	(2,801)
Share based payment	-	-	-	59	-	-	-	-	59	-	59
Balance at
June 30, 2010	9,573	190,328	217	1,268	3,271	7,033	973	(15,637)	197,026	40,403	237,429

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves
			with	Share	consolidation	assets	from			Non
	Issued	Share	controlling	Based	of	available	translation	Accumulated		controlling	Total
	capital	Premium	interest	Payment	subsidiaries	For sale	differences	Deficit	Total	interest	equity
	Unaudited
	In thousands of dollars

Balance at
April 1, 2009	9,573	190,328	-	1,120	4,595	(267)	1,066	(83,113)	123,302	4,548	127,850

Total comprehensive income (loss)	-	-	-	-	-	325	2,408	(6,717)	(3,984)	(2,246)	(6,230)
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	226	226
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(156)	-	-	156	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	603	603
Share based payments				(60)					(60)		(60)

Balance at
June 30, 2009	9,573	190,328	-	1,060	4,439	58	3,474	(89,674)	119,258	3,131	122,389

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital			Capital
			reserves			reserves
			in			in
			respect			respect
			of		Revaluation	of	Capital
			transaction		reserve from	financial	reserves
			with	Share	consolidation	assets	from			Non
	Issued	Share	controlling	Based	of	available	translation	Accumulated		controlling	Total
	capital	Premium	interest	Payment	subsidiaries	For sale	differences	Deficit	Total	interest	equity
	Audited
	In thousands of dollars

Balance at
January 1, 2009	9,573	190,328	-	1,053	4,751	(211)	5,117	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss)	-	-	-	-	-	5,211	(4,394)	(14,198)	(13,381)	(15,002)	(28,383)
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	2,395	2,395
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	(624)	-	-	624	-	-	-
Deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	(1,625)	(1,625)
Increase in the non-controlling interest due additional investment in subsidiary	-	-	-	-	-	-	-	-	-	3,528	3,528
Transaction with non-controlling interest	-	-	217	-	-	-	-	-	217	(217)	-
Share based payments	-	-	-	127	-	-	-	-	127	-	127

Balance at
December 31, 2009	9,573	190,328	217	1,180	4,127	5,000	723	(84,679)	126,469	(4,376)	122,093
The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Interim Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	114,109	(24,076)	131,571	(9,106)	(29,395)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,234	1,383	614	739	2,958
Financial income, net	1,122	933	974	522	949
Stock based compensation and changes in liability in respect of call options	1,023	586	633	165	2,398
Accrued interest on loans from shareholders	(9)	181	(311)	711	1,561
Gain from sale of investments in financial assets available for sale	(28)	-	-	-	(85)
Reevaluation of restricted cash	-	78	1	65	83
Loss (gain) from sale of property and equipment, net	(3)	27	9	1	64
Impairment of investments	1,780	1,628	1,780	1,186	1,853
Impairment of intangible assets	1,230	-	1,230	-	-
Change in fair value of Convertible Debentures	945	541	354	1,058	921
Gain from disposal of businesses and associates and changes in holdings, net	(156,571)	(6,463)	(156,641)	(6,533)	(31,802)
Equity in losses of associates, net	7,152	7,367	2,611	2,792	10,514
Taxes on income	8,508	-	8,824	-	-
Other	(923)	507	(748)	(366)	323

	(134,540)	6,768	(140,670)	340	(10,263)

Changes in Assets and Liabilities:
Decrease (increase) in trade receivables	649	(548)	633	65	(1,103)
Decrease (increase) in Other current assets	(1,707)	395	(678)	(534)	62
Increase in inventories	(1,946)	(975)	(1,411)	(842)	(2,634)
decrease in liabilities in respect of royalty bearing government grants	(15)	(156)	(241)	(326)	(589)
Increase in trade payables	70	147	807	689	307
Increase (decrease) in Other current liabilities	2,133	(3,087)	(575)	(752)	(1,444)

	(816)	(4,224)	(1,465)	(1,700)	(5,401)

Cash paid and received during the year for:
Interest paid	(1,380)	(939)	(1,129)	(523)	(1,542)
Interest received	258	6	155	1	593

	(1,122)	(933)	(974)	(522)	(949)

Net cash used in operating activities	(22,369)	(22,465)	(11,538)	(10,988)	(46,008)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Cash Flows (Cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(780)	(607)	(600)	(323)	(1,293)
Investment in associates and other companies	(3,556)	(4,142)	(1,401)	(2,216)	(8,630)
Purchase of intangible assets	(196)	(28)	(58)	(9)	(172)
Proceeds from sale of property and equipment	64	11	39	1	105
Proceeds from sale of investments in subsidiaries (Schedule A) (see also Note 3B)	106,962	-	106,962	-	(1,044)
Proceeds from sale of associates and other companies (see Notes 3F, 3G)	3,937	-	3,937	-	66,290
Dividend received from associates	-	8,485	-	3,374	9,553
Proceeds from sale of available for sale securities	157	-	-	-	728
Investments in long term deposits	-	(430)	-	-	(430)
Proceeds from long term deposits	-	430	-	430	430

Net cash provided by investment activities	106,588	3,719	108,879	1,257	65,537

Cash flows from financing activities
Receipt of government grants	382	164	345	-	2,984
Repayment of government grants	(196)	-	(196)	-	-
Investment of non controlling interests in subsidiary	641	1,195	122	603	3,529
Receipt of long-terms loans from shareholders	-	9,000	-	7,000	9,000
Receipt of long-term loans from banks and others	6,000	9,000	2,250	2,500	13,500
Repayment of long-term loans	(26,000)	(445)	(26,000)	(113)	(566)
Repayment of convertible debentures	(1,150)	-	(1,150)	-	-
Short-term loans from banks and others, net	(722)	(504)	(420)	(33)	(593)

Net cash provided by (used in) financing activities	(21,045)	18,410	(25,049)	9,957	27,854

Exchange rate differences in respect of cash and cash equivalents	768	-	768	-	-

Increase (decrease) in cash and cash equivalents	63,942	(336)	73,060	226	47,383

Cash and cash equivalents of a disposal group held for sale	-	-	1,012	-	-

Cash and cash equivalents as of beginning of the year	64,747	17,364	54,617	16,802	17,364

Cash and cash equivalents as of end of the year	128,689	17,028	128,689	17,028	64,747

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Interim Consolidated Statements of Cash Flows (Cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Schedule A
Proceeds from sale of investments in subsidiaries (see Note 3B)
Assets and liabilities of the subsidiaries as of the date of sale:
Working capital (excluding cash and cash equivalents)	(2,247)	-	(2,247)	-	(3,031)
Property, plant and equipment, net	1,300	-	1,300	-	1,259
Intangible assets, net	204	-	204	-	3,810
Long-term assets	107	-	107	-	24
Long-term liabilities	-	-	-	-	(2,164)
Non-controlling interests	(2,801)	-	(2,801)	-	(1,627)
Gain from disposal of businesses	133,506	-	133,506	-	1,574
Employee benefits, net	-	-	-	-	26
Investment in associate	-	-	-	-	(915)
Increase in other current assets	(1,677)	-	(1,677)	-	-
Increase in other long-term receivables	(22,639)	-	(22,639)	-	-
Increase in other current liabilities	1,209	-	1,209	-	-

	106,962	-	106,962	-	(1,044)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "The Company") is a high technology operational holding company, which is traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the U.S. The Company is an Israeli-resident company incorporated in Israel, and its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv. The Company has holdings in subsidiaries, associates and other companies in various technology fields, primarily medical devices, information and communications technology and clean technology.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), which holds an approximately 50.48% interest in the Company as of June 30, 2010.

DIC's parent company is IDB Development Corporation Ltd., which is wholly owned by IDB Holding Corporation Ltd. The control nucleus of DIC is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between them regarding their shares in IDB Holding Corporation Ltd. The ultimate parent company of IDB Holding Corporation Ltd. is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company's shares were de-listed from trading on the NASDAQ stock exchange. Elron further intends to terminate the registration of its ordinary shares as soon as possible under U.S. Securities and Exchange ("SEC") rules. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all.

As a result, in the preparation of its financial statements as of December 31, 2009, the Company commenced reporting in conformity with International Financial Reporting Standards ("IFRS") instead of generally accepted accounting principles in the United States ("U.S. GAAP"). Elron's consolidated financial statements for the year ended December 31, 2009 were the Company's initial annual financial statements prepared in conformity with IFRS.

In the first quarter of 2010 Elron commenced reporting in accordance with the reporting obligations under Chapter F of the Israel Securities Law (1968) applicable to reporting companies in Israel. Up until January 2010, the Company reported in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968) applicable to reporting companies in Israel which are dual-listed.

As aforementioned, Elron's ordinary shares continue to be registered in the U.S. under SEC rules, and as such, in addition to the reporting requirements under Chapter F of the Israel Securities Law as aforementioned, the Company continues to comply with reporting requirements in accordance with U.S. applicable securities laws and regulations.

These financial statements have been prepared in accordance with IFRS in a condensed format as of June 30, 2010 and for the three and six months then ended ("interim consolidated financial statements"). The interim consolidated financial statements are presented in U.S. dollars ("USD"), the Company's functional currency, and are rounded to the nearest thousand. These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2009 and the year then ended, and accompanying notes ("annual financial statements").

See Note 6 regarding the impact of the transition from reporting in accordance with U.S. GAAP to reporting in accordance with IFRS on the Company's consolidated financial position as of June 30, 2009, and consolidated statements of loss for the three and six months ended June 30, 2009.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies

A.	Basis of preparation of the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies, estimates and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in preparation of the annual financial statements, except as noted below:

i.           IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) ("The New Standards") – Consolidated and Separate Financial Statements

According to the New Standards:

-	The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the seller is capable of operating them as a business.

-
An entity can choose whether to measure non-controlling interests in the acquiree (and consequently, the goodwill) of each business combination, either at its full fair value or at the non-controlling interest's proportionate share of acquiree's net identifiable assets at the acquisition date.

-
Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the contingent consideration is classified as a financial liability under IAS 39, it is measured at fair value through profit or loss.

-	Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred.

-
Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be charged to profit or loss and not as adjustment to goodwill.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, are allocated between the parent company and non-controlling interests, even if the non-controlling interest has not guaranteed or has no contractual obligation for sustaining the subsidiary or of investing further amounts.

-
Upon the loss or achievement of control of a subsidiary, the remaining investment, if any, is revalued to fair value against gain or loss from the sale and this fair value represents the cost basis for the purpose of subsequent treatment.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

A.	Basis of preparation of the interim consolidated financial statements (cont.)

-
A transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company  are recognized directly in equity (capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly in equity. In disposal of equity interests while control is retained, the company should take into consideration realization of goodwill attributed to the subsidiary, if any, comprehensive income and capital reserves from translation differences, in accordance with the decrease in holdings in the subsidiary.

-	Losses are attributable to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

-
At the acquisition date, the acquirer reassesses the assets and liabilities, not including leases and insurance contracts, for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

-
In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Any amount that was recognized in other comprehensive income is recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

The Standards are adopted prospectively since January 1, 2010. The adoption of the Standards has affected our accounting for subsidiaries and non-controlling interests mainly with respect to prospective allocation of losses to non-controlling interests, but may in the future affect accounting for consolidating and de consolidating subsidiaries and recognition of gain upon a change of ownership, and the accounting for business combinations.

ii.           IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations

According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights conferring significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale if the relevant criteria of IFRS 5 are met, including the presentation as a discontinued operation. Further, an additional amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of non-current assets or disposal groups.

The amendment is adopted prospectively starting from the financial statements for periods beginning on January 1, 2010.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS standards

Commencing from these financial statements, the Company early adopted the amendments to IFRS 3, "Business Combinations", as set forth below.

The amendments prescribed by IFRS 3 are as follows:

Measurement of non-controlling interests:

The amendment limits the circumstances in which it is possible to choose the measurement of non-controlling interests based on their fair value on the date of acquisition or at the present ownership instruments' share in the recognized amounts of the acquiree's identifiable net assets. According to the amendment, this possibility is only available for types of non-controlling interests that entitle their holders to present ownership interests and a proportionate share to the entity's net assets in the event of liquidation (usually shares). In contrast, other types of non-controlling interests (such as options that represent equity instruments in the acquiree) do not allow such choice and must be measured at fair value on the acquisition date, unless another measurement basis is required by IFRS’s such as in IFRS 2.

Share-based payment awards in a business combination:

The amendment elaborates the accounting treatment of a business combination that refers to the exchange of the acquiree's share-based payment transactions (whether it is obligated or chooses to exchange them) with the acquirer's share-based payment transactions. Accordingly, the acquirer must allocate a value on the acquisition date and an expense in the period following the acquisition date. However, if the award expires as a result of the business combination and is exchanged for a new award, the value of the new award in accordance with IFRS 2 will be recognized as an expense in the period following the acquisition date and will not be included in the purchase price. Furthermore, if share-based payment awards are not exchanged, then, if the instruments have vested, they will form part of the non-controlling interests and are measured pursuant to the provisions of IFRS 2. If the instruments have not vested, they will be measured at the value that would have been used had they been re-granted on the acquisition date whereby this amount is allocated between the non-controlling interests and the post-acquisition expense.

The above amendments did not have a material effect on the Company's financial position, operating results and cash flows.

C.	New standards and interpretations issued but not yet effective

i.           IFRS 9 - Financial Instruments

In November 2009, the IASB issued IFRS 9, "Financial Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.	New standards and interpretations issued but not yet effective (cont.)

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-           the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-           the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. This election is final and irrevocable. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The standard will be effective starting January 1, 2013. Earlier adoption is possible. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

The Company is evaluating the effect of IFRS 9 on its financial statements.

ii.           IFRS 7 – Financial Instruments: Disclosure

The amendment to IFRS 7 clarifies the disclosure requirements prescribed by the Standard. The Standard highlights the connection between the quantitative and qualitative disclosures and the nature and scope of the risks arising from financial instruments. The disclosure requirements regarding securities held by the company have been minimized and the disclosure requirements regarding credit risk have been revised. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is possible.

The required disclosures will be included in the Company's financial statements.

iii.           IAS 34 – Interim Financial Reporting

Pursuant to the amendment to IAS 34, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels, changes in the classification of financial assets and changes in contingent liabilities and contingent assets. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is possible.

The required disclosures will be included in the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.	New standards and interpretations issued but not yet effective (cont.)

iv.           IAS 1: Presentation of Financial Statements

According to the amendment to IAS 1, the changes between the opening and the closing balances of each other comprehensive income component may be presented in the statement of changes in equity or in the notes accompanying the annual financial statements. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is possible.

The amendment is not expected to have a material effect on the Company's financial statements.

Note 3 – Significant Changes in Investments

A.	Starling

Starling Advanced Communications Ltd. ("Starling") is a provider of innovative connectivity solutions for the broadband access market for mobile platforms including aircraft and ground vehicles.

Starling is an Elron subsidiary. Elron directly holds approximately 32% of Starling's outstanding shares, and approximately 36% indirectly through its consolidated subsidiary RDC – Rafael Development Corporation Ltd. ("RDC").

In December 2009, Elron and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of $3,900, of which Elron's and RDC's share is approximately $1,800 and $2,100, respectively. The total loan amount was granted to Starling in a single installment during January 2010.

In March 2010, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $7,800, of which Elron's and RDC's share is approximately $3,600 and $4,200, respectively. During the second quarter, payments in respect of the loan in the amount of approximately $3,200 and $3,800 were advanced to Starling by Elron and RDC, respectively. In July 2010, subsequent to the balance sheet date, payments in respect of the loan in the amount of approximately $350 and $400 were advanced by Elron and RDC, respectively.

On August 11, 2010, subsequent to the balance sheet date, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $7,000, of which Elron's and RDC's share is approximately $3,300 and $3,700, respectively. The first payment in the amount of $3,000 will be advanced to Starling no later than August 12, 2010. The balance of the loan amount of $4,000 will be advanced to Starling by Elron and RDC upon Starling's request, no later than January 1, 2011, subject to Elron's and RDC's consent.

B.	Medingo

Medingo Ltd. ("Medingo") is a development stage company that is engaged in the development of an insulin micro-pump for people with diabetes, ("the Micro-Pump"). In July 2009, Medingo received FDA clearance to market the Micro-Pump in the U.S.

Prior to its sale (see below), Medingo was approximately 92% held by Elron, including approximately 84% held by RDC.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

B.	Medingo (cont.)

In January 2010, the shareholders of Medingo, including Elron and RDC, extended an investment in the aggregate amount of $5,500 to Medingo, of which Elron's and RDC's share is approximately $500 and $4,600, respectively. During the first quarter of 2010, a payment in respect of the investment in the amount of $3,500 was advanced, of which Elron's and RDC's share is approximately $300 and $2,900, respectively. During the second quarter of 2010, an additional payment in the amount of $1,500 was advanced, of which Elron and RDC's share is approximately $130 and $1,300, respectively.

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo's shares by F. Hoffman-La Roche Ltd. (the "Acquirer"), the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, the selling shareholders will receive consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $29,000 will be held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any, (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones ("Contingent Consideration"), (iii) Elron's and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective parts of the total consideration amount, except – with respect to each of them separately – in case of fraud or willful misconduct by it.

On May 28, 2010, the sale was completed. As a result, in respect of the aforementioned sale:

1.
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, Elron and RDC received approximately $13,700 and approximately $93,500, respectively, out of the consideration paid upon completion of the transaction, and may receive in the future additional amounts of up to approximately $2,900 and up to approximately $21,400, respectively, from the amount held in escrow in connection with the transaction for a period of up to 24 months, and up to approximately $3,000 and up to approximately $29,200, respectively, out of an additional consideration which is conditional upon Medingo achieving gradually, over a certain period, certain operational milestones.

2.
Elron recorded a net gain (attributable to the Company's shareholders) in the second quarter of 2010 in the amount of approximately $70,800 (a consolidated net gain in the amount of approximately $124,700). An additional net gain (attributable to the Company's shareholders), currently estimated at an aggregate amount of up to approximately $13,900 (a consolidated net gain of approximately $24,900) may be recorded at later stages, taking into consideration certain future events which may affect the amounts Elron and RDC will receive from the Contingent Consideration. The net gain amounts include Elron's share of the net gain recorded by RDC in respect of the aforementioned sale.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

B.	Medingo (Cont.)

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset, and accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. The consideration held in escrow is included under "Other long-term receivables" in the Statement of Financial Position. The said net gain amount does not include recognition of the contingent consideration element, as in management's estimation, in light of the significant uncertainty as to the achievement of the aforementioned milestones and the timing thereof, the fair value measurement of this element cannot be reliably estimated, for the reason, among other things, that the Company does not have control over Medingo's success in meeting the aforementioned milestones, which is under the control of the Acquirer and is dependent upon additional factors, and also for the reason that pursuant to the sale agreement, the Company does not at this stage have access to information which would enable it to establish a reliable range of reasonable fair value estimates. The Company examines and shall examine at every financial report date whether there is any change in the circumstances or in the information to which Elron has access, which would enable the Company to reliably measure the cash receivables' value in respect of the Contingent Consideration. The gain recognized as aforementioned is presented under "Gain (loss) from disposal of businesses and associates and changes in holding in associates, net" in the Statement of Income.

C.	Wavion

Wavion Inc. ("Wavion") is a developer of broadband wireless access systems for Wi-Fi networks.

Wavion is an Elron subsidiary. Elron holds approximately 66% of Wavion's outstanding shares.

In January 2010, Elron together with the other shareholder of Wavion, invested an aggregate amount of $1,600 in Wavion, of which Elron's share was approximately $1,400.

In April 2010, Elron alone invested an additional amount of $2,000 in Wavion.

"Intangible assets, net" include an amount of approximately $2,300 in respect of technology of Wavion as a result of the initial consolidation of Wavion. During the second quarter, a provision was made in respect of the impairment of such technology in the amount of approximately $1,200, as a result of the decline in its fair value. In addition, as a result of the obsolescence of this technology, its estimated lifespan was shortened from 3 years to 1.5 years. The expense in respect of this impairment was included under "Other Expenses" in the Statement of Income.

D.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares.

In December 2009, Elron and Rafael Advanced Defense Systems Ltd. ("Rafael") signed a loan agreement to provide RDC with a loan in the aggregate amount of $15,000, of which Elron's share is approximately $7,500. During January 2010, a payment in respect of the loan in the amount of $7,500 was advanced, of which Elron's share is approximately $3,750.

During the second quarter, payments in the amount of $4,500 were advanced, of which Elron's share is approximately $2,250.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

D.	RDC (cont.)

During June 2010, RDC's entire debt in respect of loans granted to it in the amount of $10,000 by Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi") was repaid (without incurring a prepayment commission). As a result of such repayment, the pledge on 2,662,110 Given Imaging Ltd. ("Given") shares held by RDC in favor of Bank Mizrahi, representing approximately 9% of Given's outstanding shares, was removed.

In addition, during June 2010, RDC's entire debt in respect of loans granted to it by its shareholders (Elron and Rafael) in the aggregate amount of approximately $32,000 was prepaid (without incurring a prepayment commission). In the course of which, RDC's debt to Rafael in the amount of approximately $13,000 was repaid (Concurrently, RDC's debt to the Company in the amount of approximately $19,000 was repaid. The repayment of RDC's loan to the Company has no impact on the cash and liabilities balance in the Consolidated Statement of Financial Position as of June 30, 2010).

On August 10, 2010, subsequent to the balance sheet date, RDC declared a special cash dividend in the aggregate amount of approximately $30,000. Elron's share in such dividend amounts to approximately $15,000. The balance amount will be distributed to Rafael. Payment of the dividend has been set for August 16, 2010.

E.	Pocared

Pocared Diagnostics Ltd. ("Pocared") is an Israeli medical device company developing an innovative technological platform for real-time and reagentless diagnosis of contaminants. Elron holds approximately 32% of Pocared's outstanding shares. Pocared is accounted for under the equity method of accounting.

During January 2010, the shareholders of Pocared, including Elron, invested an aggregate amount of $3,600 in Pocared, of which Elron's share was approximately $1,500.

During June 2010, the shareholders of Pocared, including Elron, invested an aggregate amount of $3,200 in Pocared, of which Elron's share was approximately $1,400.

F.	Teledata

Teledata Networks Ltd. ("Teledata") provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. Elron held approximately 21% of Teledata's outstanding shares prior to its sale (see below). Teledata was accounted for under the equity method of accounting.

In January 2010, Teledata received a guarantee from certain of its shareholders in the amount of $3,000. Elron's share in the said amount was approximately $1,500.

In April 2010, Teledata received a commitment to provide a guarantee from certain of its shareholders in the amount of $3,000. Elron's share in the said amount was approximately $1,500. Elron's share in Teledata's losses includes its share in the aforementioned guarantees.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

F.	Teledata (Cont.)

In April 2010, a definitive merger agreement was executed between Teledata, its principal shareholders, including the Company ("major shareholders") and Enablence Technologies Inc. (the "Acquirer"), a foreign company publicly traded in Canada, for the sale, by way of merger, of all of the outstanding shares of Teledata to the Acquirer, the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, consideration will be received in the aggregate amount of $50,000, including $10,000 payable in cash, $10,000 payable in non-tradable bonds of the Acquirer and $30,000 payable in publicly tradable shares of the Acquirer. Of this consideration, shares of the Acquirer equivalent to $5,000 will be deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by Elron (in the aggregate amount of approximately $800, and which are convertible into Teledata shares) shall be assigned to the Acquirer. The abovementioned consideration includes the consideration for such assignment, (iii) each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. The liability of each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) any shares of the Acquirer to be received as part of the consideration shall be subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction, (v) on the closing date of the transaction, all shareholders' guarantees granted by the major shareholders to Teledata, and all obligations of the major shareholders to grant shareholders guarantees or collaterals for loans to Teledata shall be cancelled.

On June 23, 2010 the conditions were met and the transaction was completed. As a result, in respect of the transaction:

1.
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, Elron received aggregate proceeds of approximately $23,200, including approximately $3,000 payable in cash, approximately $3,800 payable in bonds of the Acquirer and approximately $16,400 payable in shares of the Acquirer based on their price on the TSX Venture Exchange on the closing date of the sale (of which shares of the Acquirer in an amount equivalent to approximately $2,300 are held in escrow, based on their share price on the TSX Venture Exchange on the closing date of the sale).

2.
Pursuant to the terms of the transaction, guarantees and obligations to grant guarantees which were granted in the past by Elron to Teledata in the aggregate amount of approximately $4,200 were cancelled.

3.
Elron recorded a net gain in the second quarter of 2010 in the amount of approximately $22,400. The said gain is included in the Statement of Income under "Gain from disposal of businesses and associates and changes in holdings, net".

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

F.	Teledata (Cont.)

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset. The consideration held in escrow is included under "Other investments (accounted as available for sale)".Accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. In addition, the net gain amount was calculated after the deduction of the discount element (the "Discount") in respect of the lock-up period on the Acquirer's shares. The Discount's fair value was estimated by the Company at approximately $5,000. The Discount was estimated based on the Option Pricing Model method at a rate of 30% for the shares not held in escrow, and 35% for the shares held in escrow. The difference between the Discount rate of shares held and not held in escrow derives from the difference in their respective lock-up periods.

The parameters used in the said valuation are as follows:
Valuation model: PUT option analysis based on the Black and Scholes Option Pricing Model
Exercise price: CAD 0.55
Share price: CAD 0.55
Expected life: 6-12 months
Volatility: 59%-97%
Risk free rate: 0.73%-1.01%
Dividend rate: 0%

G.	Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets a cryotherapy platform of minimally invasive treatments for various clinical applications.

Elron directly held approximately 12% of Galil’s outstanding shares, and approximately 17% indirectly through RDC (prior to its sale, see below). Galil was accounted for under the equity method of accounting.

In  March 2010, the Company's Audit Committee and Board of Directors approved the transaction in which Elron, together with RDC and DIC (who together held approximately 42% of Galil) and certain other shareholders of Galil (the "Sellers") entered into an agreement to sell all their respective holdings in Galil to certain other Galil shareholders (the "Acquirers") for an immediate payment in the aggregate amount of approximately $1,300 and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction. The consideration was allocated between the Sellers proportionally to the number of Galil shares sold by each of them from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, Elron's and RDC's portion in the immediate payment is approximately $400 and approximately $500, respectively.

In April 2010, subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, in the second quarter Elron recorded a gain (attributable to the Company's shareholders) in the amount of approximately $500 (a consolidated net gain of approximately $800).

H.	NuLens

NuLens Ltd. ("NuLens") operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision.

Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Significant Changes in Investments (Cont.)

H.	NuLens (cont.)

In January 2010, NuLens completed a financing round of approximately $4,600, in consideration for 512,049 Preferred C1 shares, in which Elron invested $2,000. The investment did not result in any significant change to the proportion of Elron's holdings of NuLens's outstanding shares.

I.	Impliant

Impliant Inc. ("Impliant") is engaged in the development of spinal implants for motion preservation. Elron holds approximately 48% of Impliant's outstanding shares. Impliant is accounted for under the equity method of accounting. During the second quarter, an impairment provision was made in respect of the investment in Impliant in the amount of approximately $1,600 due to the decision of Impliant's Board of Directors to cease its operations. Expenses in respect of the said impairment were included under "Other Expenses" in the Statement of Income.

J.	Bank and shareholders' loans

In June 2010, the Company's Audit Committee and Board of Directors approved the prepayment of Elron's entire debt to Israel Discount Bank Ltd. ("the Bank") in respect of loans granted to Elron by the Bank in the aggregate amount of $30,000 (without incurring a prepayment commission), on the nearest interest payment dates in respect of the debt, the last of which is in September 2010. Therefore, and pursuant to the terms of the loan agreements with DIC, upon repayment of the Company's entire debt to the Bank, the Company's entire debt in respect of the loans granted to it by DIC in the amount of approximately $16,700 shall be repaid as well (without incurring a prepayment commission). Approval by the Audit Committee and Board of Directors was given pursuant to Regulation 1 of the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 – 2000. Upon repayment of Elron's entire debt to the Bank, the pledge on 3,359,676 Given Imaging shares held by Elron in favor of the Bank, representing approximately 11% of Given's outstanding shares, will be removed.

Accordingly, the liabilities to the Bank and to DIC were classified in these financial statements as "Current Liabilities".

See Section D above regarding the repayment of loans granted to RDC.

Note 4 - Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 21 to the Company's annual financial statements, approved on March 28, 2010.

Details regarding changes to the contingent liabilities and claims described in the Company's annual financial statements are included below:

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 - Contingent Liabilities (Cont.)

1.
On April 11, 2010, a settlement agreement was signed between a former key officer of a subsidiary of the Company, the subsidiary and a group company of the subsidiary ("the Settlement Agreement"). The key officer's position was terminated by the subsidiary at its instance on January 12, 2010. The key officer raised a series of allegations and demands against the Company, its subsidiary and the subsidiary's group company relating to his terms of employment and the terms of his termination from the subsidiary, and in addition from its group company. According to the Settlement Agreement, the former key officer is to be paid by the subsidiary of the Company a total amount of up to $3,750, and, subject to an additional future condition precedent, an additional amount of $125; all in exchange for an absolute, irrevocable waiver of any claims and reciprocal rights, including rights of the former key officer in the group company which is a party to the Settlement Agreement and other companies held by such subsidiary.

As a result of the Settlement Agreement, a liability in the amount of approximately $2,100 was recorded in the financial statements, in addition to the liability recorded in the Company's annual financial statements in the amount of approximately $1,000 in respect of the non-disputable amount. These liabilities are included in the Consolidated Statements of Financial Position under "Other Current Liabilities". In July 2010, subsequent to the balance sheet date, the employee was paid approximately $500 out of the amounts described above.

2.
In September 1999, a shareholder of Elscint Ltd. ("Elscint"), a subsidiary of Elbit Medical Ltd. ("Elbit Imaging"), which was a group company of Elron up to May 1999, filed a claim with the District Court of Tel-Aviv Jaffa, along with a request for certification thereof as a class action on behalf of the public shareholders of Elscint, against various defendants, including Elscint, Elbit Imaging, Elron and former directors of Elscint. The claim alleges, primarily, that in the sale of Elscint's assets, which was finalized in 1998, Elscint's minority shareholders were prejudiced, and it requests that the Court order the defendants to purchase the shares which were held by the public at a price of approximately $27 per share. In October 1999, the plaintiff amended his claim and according to the amended claim the total amount of the class action (if certified) was estimated by the plaintiff to be about $158,000 or alternatively about $123,000. On March 31, 2009, the Court approved the defendants' application to dismiss certain claims while others still remain. On July 27, 2010, the Company announced that negotiations are taking place regarding the possibility of reaching a settlement to end these legal proceedings, in the framework of which the Company may pay an immaterial sum. At this stage, there is no assurance as to reaching a binding agreement regarding such settlement nor as to its terms, timing and execution.

The Company denies all the allegations of the above claim, and based on legal advice received, the Company is of the opinion that it has good defense arguments against this claim, to the extent such claim is directed at the Company, and therefore, more likely than not, these arguments will cause dismissal of the claim. Therefore, no provision in respect of this claim was included in the financial statements.

Note 5 –	Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include the condensed financial statement data or the financial statements of Given, a material associate company, as it reports in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968), applicable to reporting companies in Israel which are dual-listed.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS

A.	International Financial Reporting Standard 1 ("IFRS 1") requires the inclusion of a reconciliation of the Company's equity reported in accordance with U.S. GAAP to its equity in accordance with IFRS.

B.	In regards to the exemptions that the Company chose to apply prospectively in accordance with IFRS 1, see Note 2 to the annual financial statements.

C.
Set forth below is a reconciliation note which presents the material effects of application of IFRS on the Company's consolidated balance sheet and equity as of June 30, 2009 and on the Company's consolidated statement of income for the six and three months ended June 30, 2009.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated Statements of Financial Position as of June 30, 2009

			Effect of
			transition
		US GAAP	to IFRS	IFRS
		Unaudited
	Item	$ thousands	$ thousands	$ thousands
Current assets

Cash and cash equivalents		17,028	-	17,028
Restricted cash		65	-	65
Trade receivables	11	1,680	18	1,698
Other current assets		5,392	-	5,392
Inventories		2,977	-	2,977
		27,142	18	27,160

Non-current assets

Investments in associates	1,4,5,6,9,10,12,13,14	144,087	16,473	160,560
Other investments ( accounted as available for sale)	4,5,9,10,14,13	67,171	(60,218)	6,953
Property, plant and equipment, net	2,11	4,501	(97)	4,404
Assets related to employee benefits	9	2,103	(1,935)	168
Intangible assets, net	1,2,6,13	7,242	4,704	11,946
Other long-term receivables		331	-	331
		225,435	(41,073)	184,362

Total assets		252,577	(41,055)	211,522

Current liabilities
Short terms credit and loans		4,490	-	4,490
Trade payables		3,997	-	3,997
Other current liabilities	5,9,10,11	9,941	428	10,369
Convertible debentures		1,091	-	1,091
		19,519	428	19,947

Non-current liabilities
Loans from banks	4	42,586	193	42,779
Loans from shareholders		15,357	-	15,357
Convertible debentures		1,680	-	1,680
Royalty bearing government grants	5	-	8,822	8,822
Employee benefits, net	9	2,399	(2,161)	238
Other long term liabilities	9	356	(46)	310
		62,378	6,808	69,186

Total liabilities		81,897	7,236	89,133

Equity
Equity attributable to the Company's	1, 2, 3, 4, 5, 8, 9, 10
shareholders	11, 12, 13, 14	158,815	(39,557)	119,258
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	11,865	(8,734)	3,131
		170,680	(48,291)	122,389

Total liabilities and equity		252,577	(41,055)	211,522

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated statement of income for the six months ended June 30, 2009

			Effect of
			transition
		US GAAP	to IFRS	IFRS
		Unaudited
	Item	$ thousands	$ thousands	$ thousands
	(except for loss per share data)
Income
Income from sales		5,566	-	5,566
Income from disposal of businesses and associates and changes in holding in associates, net	4, 5, 10	6,691	(228)	6,463
Financial income	7	-	2,565	2,565
		12,257	2,337	14,594
Cost and Expenses
Cost of sales	5	2,808	(149)	2,659
Selling and Marketing expenses	9, 10	4,096	37	4,133
General and administrative expenses	5, 9, 10	6,664	13	6,677
Research and development expenses, net		11,563	(9)	11,554
Equity in losses of associates, net	1, 4, 5, 6, 9, 10, 12 13, 14	3,425	3,942	7,367
Amortization of intangible assets	6, 13	214	494	708
Other expenses, net	12	2,478	(500)	1,978
Financial expenses	4, 7, 11	1,202	2,392	3,594
		32,450	6,220	38,670

Loss before taxes on income		(20,193)	(3,883)	(24,076)

Taxes on income		-	-	-

Loss		(20,193)	(3,883)	(24,076)

Attributable to:
The Company's shareholders	1,2,5,8, 9, 10,13,14	(6,232)	(12,649)	(18,881)
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	(13,961)	8,766	(5,195)

		(20,193)	(3,883)	(24,076)

Loss attributable to the Company’s shareholders (in USD):
Basic loss per share		(0.47)	(0.17)	(0.64)
Diluted loss per share		(0.47)	(0.17)	(0.64)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated statement of income for the three months ended June 30, 2009

			Effect of
			transition
		US GAAP	to IFRS	IFRS
		Unaudited
	Item	$ thousands	$ thousands	$ thousands
	(except for loss per share data)
Income
Income from sales		2,134	-	2,134
Income from disposal of businesses and associates and changes in holding in associates, net	4, 5, 10	6,666	(133)	6,533
Financial income	7	-	1,422	1,422
		8,800	1,289	10,089
Cost and Expenses
Cost of sales	5	1,304	(161)	1,143
Selling and Marketing expenses	9, 10	2,247	(6)	2,241
General and administrative expenses	5, 9, 10	2,245	8	2,253
Research and development expenses, net		6,331	(14)	6,317
Equity in losses of associates, net	1, 4, 5, 6, 9, 10, 12 13, 14	917	1,875	2,792
Amortization of intangible assets	6, 13	107	247	354
Other expenses, net	12	1,422	(10)	1,412
Financial expenses	4, 7, 11	1,702	981	2,683
		16,275	2,920	19,195

Loss before taxes on income		(7,475)	(1,631)	(9,106)

Taxes on income		-	-	-

Loss		(7,475)	(1,631)	(9,106)

Attributable to:
The Company's shareholders	1,2,5,8, 9, 10,13,14	(3,326)	(3,391)	(6,717)
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	(4,149)	1,760	(2,389)

		(7,475)	(1,631)	(9,106)

Loss attributable to the Company’s shareholders (in USD):
Basic loss per share		(0.14)	(0.09)	(0.23)
Diluted loss per share		(0.14)	(0.09)	(0.23)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

D.	Details regarding adjustments resulting from the transition to reporting in accordance with IFRS

1.
Capitalization of development costs – In accordance with U.S. GAAP, development costs were charged to the statement of income as incurred. According to IFRS, development costs are recorded as an asset if, and only if, the entity can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale, an intention and the ability to complete the intangible asset and to use it or sell it, how the intangible asset will generate probable future economic benefits, the existence of available economic resources to complete the development and to use the intangible asset or to sell it and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

2.
Classification of capitalized computer software and software development costs – Under U.S. GAAP, computer software and capitalized software development costs were classified as part of property, plant and equipment. According to IFRS, computer software and capitalized software development costs that do not constitute an integral part of the related hardware, are accounted for as an intangible asset. Therefore, upon the transition to reporting according to IFRS, computer software and capitalized software development costs were reclassified from property, plant and equipment to intangible assets.

3.
Valuation of available for sale financial instruments according to their fair value and balance sheet reclassification – In accordance with U.S. GAAP, the Company classified its investments in companies which the Company does not have significant influence over their financial affairs, as investments measured at cost, net of other than temporary impairments. According to IFRS, the Company classifies these investments as available-for-sale financial assets, and they are measured at fair value on every balance sheet date. Changes in the fair value are recorded directly in equity as a capital reserve in respect of available for sale financial assets, except for other than temporary impairments that are included in the statement of income.

4.
Change in classification of financial derivatives from liability to equity – In accordance with U.S. GAAP, liabilities convertible into ordinary shares that are denominated in foreign currency (which is different than the investees's functional currency) and/or that are linked to the CPI or to foreign currency, were accounted for in the investee's financial statements as a liability, net of amount allocated as a discount. The discount is amortized over the repayement period of the Convertible Debentures using the effective interest rate method. According to IFRS, these liabilities are classifed as a liability and are recorded in their entirety at their fair values, where changes in the fair value are recorded in the statement of income. Upon modification to the terms of some of the debentures and elimination of the terms that sets the linkage of the conversion price to the CPI, these liabilities were classified as a liabilities including an embedded derivative. For measurement purposes, the amount of the liability is to be separated into two components: the liability component having no conversion right, which is measured at amortized cost on the date of the modification to fair value net of the discount, which is amortized using the effective interest rate method, and the conversion option, which was classified as equity.

5.
Liability to the Office of the Chief Scientist in respect of government grants – In accordance with U.S. GAAP, grants from the Chief Scientist in respect of research and development which embed a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recorded as an offset from the related research and development expenses when the Company or its invetees where entitled to such grants.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

D.	Details regarding adjustments resulting from the transition to reporting in accordance with IFRS (cont.)

The liability for repayment with a corresponding charge to expense that is included in the cost of sales is recorded when the payment of royalties to the Chief Scientist is triggered by the respective revenues.

According to IFRS, up to December 31, 2008, government grants received from the Office of the Chief Scientist were recognized as a liability upon their receipt if it was reasonably assured that the economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the respective liability. Where economic benefits were not reasonably assumed, the grant receipts were recognized as a reduction of the research and development expenses in the statement of income. In such a case, the liability to pay royalties was accounted for as a contingent liability in accordance with IAS 37.

As a result, for the six months ended June 30, 2009, the balance of other payables increased by approximately $432, the liabilities for government grants increased by approximately $8,822, the balance of the investment in associates decreased by approximately $2,173, the balance of the Non-controlling interest decreased by approximately $1,450, equity in losses of associates decreased by approximately $283, the research and development expenses increased by approximately $40, the cost of sales decreased by approximately $149, the financing expense increased by approximately $6 against a corresponding decrease in the retained earnings (increase in accumulated deficit).

For the three months ended June 30, 2009, the liabilities for government grants decreased by approximately $326, the balance of the investment in associates increased by approximately $12, the balance of the Non-controlling interest increased by approximately $1, equity in losses of associates decreased by approximately $12, the research and development expenses increased by approximately $45, the cost of sales decreased by approximately $161, the financing expense decreased by approximately $362 against a corresponding decrease in the retained earnings (increase in accumulated deficit).

6.
Business combinations – Under IFRS 1, the Company elected not to restate to past business combinations. Accordingly, certain past transactions differed in their accounting and date of transaction for U.S. GAAP and for IFRS as upon transition to IFRS the Company did not reassess transaction that occurred prior to transition date.

As a result, for the six months ended June 30, 2009, the balance of the investments in associates increased by approximately $6,725, the balance of the intangible assets declined by approximately $2,672 and the Company's share in the net loss of associates decreased by approximately $779 against the balance of the retained earnings (accumulated deficit).

For the three months ended June 30, 2009, the balance of the investments in associates increased by approximately $391, the balance of the intangible assets declined by approximately $13 and the Company's share in the net loss of associates decreased by approximately $391 against the balance of the retained earnings (accumulated deficit).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

D.	Details regarding adjustments resulting from the transition to reporting in accordance with IFRS (cont.)

7.
Presentation of financial income and expenses on a gross basis – In accordance with U.S. GAAP, the financial income and expenses were presented on a net basis in the statement of income. According to IFRS, The Company separately presented the financial income and the financial expenses (gross presentation).

8.
Recording the balance of the capital reserves from translation differences at the transition date to retained earnings – Pursuant to the relief provision provided in IFRS 1, the Company elected to record the balance of the capital reserves derived from translation of financial statements of foreign currency investees as of January 1, 2007 to the retained earnings.

9.
Use of actuarial calculations in recording the assets and liabilities in respect of employee benefits – In accordance with U.S. GAAP, liabilities for employee post-employment severance benefits were recognized on the basis of the full liability, on the assumption that all the employees will be terminated under conditions entitling them to full severance benefits (shut- down method), without taking into account discount rates, rates of future wage increases and future employee turnover. The employee benefits liability was presented seperately of the severance pay deposits. The severance pay deposits accrued against the liabilities were measured based on their redemption values at every balance sheet date. In addition, liabilities in respect of vacation and sick leave pay were calculated based on estimates of utilization and redemption, respectively. According to IFRS, all the net liabilities in respect of post-employment employee benefits and long-term other benefit plans are measured based on the provisions of IAS 19 regarding employee benefits. Post-employment benefits relating to defined benefit plans are measured, inter alia, based on actuarial estimates and capitalized amounts. Deposits that constitutes a plan asset are measured at fair value. In addition, the employee severance benefits are presented net of severance pay deposits. Amounts deposited with a related party in respect of employee severance benefits do not constitute plan assets and are presented as a separate asset. The Company elected under IAS 19 regarding employee benefits, the alternative whereby actuarial gains and losses deriving from changes in actuarial assumptions are recorded to retained earnings (accumulated deficit).

10.
Share-based payment – In accordance with U.S. GAAP, the Company records the share based compensation as payroll expense against a corresponding  increase in additional paid in capital. Absent a specific instruction, according to IFRS, the Company elected to record the share based payment payrol expenses against  a corresponding increase in retained earnings.

In addition, in accordance with US GAAP, the Company recogizes expenses in connection with a share-based payment based on fair value for grants to employees and managers that were awarded or modified after January 1, 2003. According to IFRS, the Company applies the provision of IFRS 2 only to grants awarded after November 2, 2002 that had not yet vested as of January 1, 2007.

11.
Functional currency – In accordance with U.S. GAAP, the functional currency of a certain subsidiary is the U.S. dollar. According to IFRS, based on the provisions of IAS 21 – "Impact of Changes in Foreign Currency Exchange Rates", the subsidiary's functional currency is the NIS, and, the subsidiary was defined as a foreign operation.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

D.	Details regarding adjustments resulting from the transition to reporting in accordance with IFRS (cont.)

Accordingly, the assets and liabilities of the subsidiary were translated into dollars based on the exchange rates on the balance sheet date. The revenues and expenses of the subsidiary were translated into dollars based on the the exchange rates in effect on the transaction dates or using average exchange rates for the period.

As a result of the difference in the functional currency of the subsidiary, the Company recorded a reserve for translation differences in the amount of approximately $3,851 and $388 for the six and three months ended June 30, 2009, respectively, which were accrued commencing from January 1, 2007.

12.
Change in the accounting treatment of associated companies – In accordance with U.S. GAAP, investments in companies in which the Company does not hold "in-substance-common stocks", are accounted for at cost subject to an examination of impairment in value, despite the Company's ability to significantly influence the investee's financial results or its financial policy. According to IFRS, if the Company has significant influence over the investee’s financial and operational affairs and results or its financial policy, the equity method of accounting is applied.

As a result, for the six months ended June 30, 2009, the investments in associates, net, increased by about $8,507, the balance of the other investments decreased by about $60,218 and the Company's share in the net losses of associates increased by about $4,732 against a corresponding decrease in the retained earnings.

For the three months ended June 30, 2009, the investments in associates, net, increased by about $1,098, the balance of the other investments decreased by about $3,002 and the Company's share in the net losses of associates decreased by about $1,899 against a corresponding decrease in the retained earnings.

13.
Measurment of assets and liabilities upon initial consolidation – In accordance with U.S. GAAP, Wavion was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810, regarding Variable Interests Entities. As a result, the excess of Elron's share in the fair value of Wavion over its reported amount of previously held interest, in the amount of approximately $3,434, was adjusted to reduce the excess cost allocated to technology. According to IFRS 3, the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest was recorded to shareholders' equity as a revaluation reserve in the amount of approximately $3,000 and will be amortized over a period of 5 years against retained earnings (accumulated deficit).

In addition, in accordance with U.S. GAAP, Impliant was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810 regarding Variable Interest Entites. As a result, the excess of Elron's reported amount of previously held interest over its portion in the fair value of Impliant's equity and loans in the amount of approximately $4,500 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. According to IFRS, upon consolidation the excess of the fair value of Elron's share in the capital of Impliant over carrying amount of the investment in the capital and in loans (which was prior to consolidation accounted for using the equity method of accounting), in the amount of  approximately $2,300, was recorded in a shareholders equity as a revaluation reserve.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 -	Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (cont.)

D.	Details regarding adjustments resulting from the transition to reporting in accordance with IFRS (cont.)

In addition, excess cost, in the amount of approximately $3,300, which was allocated to IPR&D, was not charged directly to the statement of income as required under U.S. GAAP, but rather, was recognized as an asset in accordance with the provisions of IAS 38. The capital reserve derived upon initial consolidation will be classified to retained earnings (accumulated deficit) upon amortization of the intangible asset allocatd to the IPR&D.

14.
Allocation of losses to the Non-controlling interest – In accordance with U.S. GAAP in effect until December 31, 2008, prior to adoption of ASC 810 guidance with respect to non-controlling interest, where the equity or ownership structure of a subsidiary is complex, for example when the non-controlling interest holds preferred shares or other senior debt that confers preference to the holder upon liquidation or distribution of a dividend, losses were not to be allocated to the non-controlling if such allocation will reduce the non-controlling interest below the lower of the non-controlling's investment and the value of the non-controlling interest's rights upon liquidation. According to IFRS, perior to the implemention of IAS 27 (revised), losses may be allocated to the non-controlling interest up to the amount of the non-controlling's investment, or further up to the amount of a guarantee provided by the non-controlling. As a result, for the six and three months ended June 30, 2009, the non-controlling interest under IFRS decreased by approximately $7,286 and $80 against a corresponding decrease in the retained earnings (increase of accumulated deficit).

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.	Details regarding investments in the consolidated financial statements as of June 30, 2010

Rate of holdings in equity		Consolidated rate of holdings in equity	Elron’s effective rate of holdings in equity *	Fully diluted consolidated rate of holdings	Elron’s fully diluted effective rate of holdings *	Carrying value of investment	Market value of investment
Elron	RDC					June 30, 2010	June 30, 2010	August 10, 2010
%						In thousands of dollars

Investments in group companies

Subsidiaries:

Starling Advanced Communication Ltd.	31.61	36.44	68.05	49.86	59.45	44.34	(3,292)	8,860	8,662
SyncRx Ltd.	-	82.13	82.13	41.15	71.61	35.88	497
Actysafe Ltd.	-	100	100	50.1	85	42.59	(224)
Xsights Ltd. (formerly: PaperLynx)	-	100	100	50.1	78.54	39.35	(280)
Wavion Inc.	65.67	-	65.67	65.67	56.3	56.3	(174)

Associates:

Impliant Inc.	47.64	-	47.64	47.64	40.02	40.02	10
Given Imaging Ltd.	22.87	8.95	31.82	27.35	26.42	22.71	104,085	147,840	144,055
Notal Vision Inc.	27.09	-	27.09	27.09	20.63	20.63	396
Aqwise Ltd.	34.03	-	34.03	34.03	29.95	29.95	2810
NuLens Ltd.	34.74		34.74	34.74	30.26	30.26	1,850
BrainsGate Ltd.	23.28	-	23.28	23.28	20.83	20.83	1,242
Safend Ltd.	26.23	-	26.23	26.23	20.53	20.53	(169)
Atlantium Inc.	23.44	-	23.44	23.44	20.22	20.22	10
Pocared Ltd.	31.51	-	31.51	31.51	30.32	30.32	1,579
Plymedia Inc.	27.55	-	27.55	27.55	21.84	21.84	10

Other investments:

GigOptix Inc.	8.33	-	8.33	8.33	N/A	N/A	2,227		2,227		1,633
BPT Ltd.	17.45	-	17.45	17.45	15.88	15.88	2,942		2,942		2,942
Jordan Valley Ltd	19.58	-	19.58	19.58	18.16	18.16	9,749		9,749		9,749
Elbit Vision Systems Ltd.	4.77	-	4.77	4.77	N/A	N/A	133		133		166
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	1,445
Enablence Technologies Inc **	8.02	-	8.02	8.02	7.58	7.58	11,189	***	11,189	***	12,186	***

*)	Elron's effective holdings include holdings by RDC multiplied by 50.10%.
**)	Includes shares held in escrow in rate of approximately1.1% holdings in equity.
***)	The value of Enablence Technologies Inc.'s shares are determined by their price quoted on the TSX Venture Exchange, net of the discount element in respect of the lock-up period (see Note 3F above).

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Interim Consolidated Financial Statements
Attributable to the Company

As of

June 30, 2010

Unaudited

-----------------------

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of June 30, 2010 and for the six and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 30,845 thousand as of June 30, 2010 and the earnings from the investee amounted to approximately $ 1,372 and $730 thousand for the six and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 11, 2010	Certified Public Accountants

2

Special Report Pursuant to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of June 30, 2010, and for the six and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2009 ("annual consolidated financial statements for 2009") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the consolidated financial statements.

3

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

		June 30	June 30	December 31
	Note	2010	2009	2009
		Unaudited		Audited
		$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents		73,018	9,083	59,915
Other current assets		1,418	966	1,384
		74,436	10,049	61,299

Non-current assets
Investments in subsidiaries and associates, net		210,556	230,822	166,006
Other investments (accounted as available for sale)		26,144	4,672	12,667
Property, plant and equipment, net		153	387	214
Other long-term receivables	2A	6,484	8,228	12,904

		243,337	244,109	191,791

		317,773	254,158	253,090

4

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

		June 30	June 30	December 31
	Note	2010	2009	2009
		Unaudited		Audited
		$ thousands	$ thousands	$ thousands

Current liabilities
Trade payables		135	296	156
Other current liabilities		3,306	4,740	3,687
Loans from banks		26,500	-	-
Loans from shareholders		16,728	-	-
		46,669	5,036	3,843

Long-term liabilities
Loans from banks		-	30,000	30,000
Loans from shareholders		-	15,357	16,737
Other long term liabilities	2B	74,078	84,507	76,041
		74,078	129,864	122,778

		120,747	134,900	126,621

Equity attributable to the Company's shareholders
Issued capital		9,573	9,573	9,573
Share premium		190,328	190,328	190,328
Capital reserves		11,494	7,971	10,067
Accumulated deficit		(14,369)	(88,614)	(83,499)

Total equity		197,026	119,258	126,469

		317,773	254,158	253,090

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 11, 2010

5

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Income
Financial income	2,192	9,027	2,924	592	1,342
	2,192	9,027	2,924	592	1,342

Cost and Expenses
General and administrative expenses	2,146	3,333	1,093	1,102	6,932
Financial expenses	243	6,405	-	6,079	3,322
Other expenses, net	2,438	1,390	2,436	1,291	1,660

	4,827	11,128	3,529	8,472	11,914

	(2,635)	(2,101)	(605)	(7,880)	(10,572)

Gain from disposal of subsidiaries and associates and changes in holdings , net	39,042	4,764	39,236	4,833	26,873
Company’s share of income (loss) from subsidiaries and associates	31,779	(21,544)	42,452	(3,670)	(30,605)

Income (loss) attributable to the Company's shareholders	68,186	(18,881)	81,083	(6,717)	(14,304)

6

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Income (loss) attributable to the Company	68,186	(18,881)	81,083	(6,717)	(14,304)

Other comprehensive income (loss):

Gain from available for sale financial assets	2,092	28	782	28	5,001
Net change in fair value of available-for-sale financial assets classified to the statement of income	-	(11)	-	(11)	(84)
Foreign currency translation differences for foreign operations	250	(1,643)	346	2,408	(64)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	-	(4,330)

Other comprehensive income (loss) attributable to the Company	2,342	(1,626)	1,128	2,425	523

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	(59)	252	(30)	308	400

Total comprehensive income (loss) attributable to the Company	70,469	(20,255)	82,181	(3,984)	(13,381)

7

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Income (loss) attributable to the Company	68,186	(18,881)	81,083	(6,717)	(14,304)

Adjustments to reconcile net loss to net cash used in operating activities:
Company’s share of income (loss) from subsidiaries and associates	(31,779)	21,544	(42,452)	3,670	30,605
Depreciation	31	57	14	28	101
Financial (income) expenses, net	50	454	32	195	(287)
Share based payments	88	7	59	(60)	127
Accrued interest on loans from shareholders	(9)	181	(311)	711	1,561
Impairment of investments	2,434	1,275	2,434	1,275	1,455
Loss (gain) from sale of property and equipment	(3)	-	(5)	1	55
Gain from disposal of businesses and associates and changes in holdings in associates, net	(39,042)	(4,764)	(39,236)	(4,833)	(26,873)
Other	(53)	(755)	97	(1,908)	(1,037)

	(68,283)	17,999	(79,368)	(921)	5,707

Changes in assets and liabilities of the Company:
Decrease (increase) in other current assets	166	209	51	22	(151)
Increase in long term receivables	-	(181)	-	(79)	(358)
Increase (decrease) in trade payables	(21)	19	(124)	(77)	(120)
Increase (decrease) in other long term liabilities	(1,963)	(2,600)	(3,233)	5,428	624
Increase (decrease) in other current liabilities	(532)	(915)	(557)	(295)	1,161

	(2,350)	(3,468)	(3,863)	4,999	1,156

Cash paid and received during the year for:
Interest paid	(250)	(454)	(133)	(195)	(727)
Interest received	200	-	101	-	1,014

	(50)	(454)	(32)	(195)	287

Net cash used in operating activities	(2,497)	(4,804)	(2,180)	(2,834)	(7,154)

8

Elron Electronic Industries Ltd

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	-	(2)	-	(2)	(2)
Investment in associates and subsidiaries	(10,889)	(6,170)	(5,207)	(3,845)	(17,317)
Proceeds from sale of property and equipment	33	2	22	1	76
Proceeds from sale of associates and subsidiaries	17,053	-	17,053	-	63,206
Loans to subsidiary	(6,255)	-	(2,365)	-	-
Repayment of loan by subsidiary	19,158	-	19,158	-	-
Dividend received from associates and subsidiaries	-	7,068	-	3,395	8,117

Net cash provided by (used in) investment activities	19,100	898	28,661	(452)	54,080

Cash flows from financing activities
Repayment of long-term loans	(3,500)	-	(3,500)	-	-
Receipt of long-terms loans from shareholders	-	9,000	-	7,000	9,000

Net cash provided by (used in) financing activities	(3,500)	9,000	(3,500)	7,000	9,000

Increase (decrease) in cash and cash equivalents	13,103	5,094	22,981	3,714	55,926

Cash and cash equivalents as of beginning of the period	59,915	3,989	50,037	5,369	3,989

Cash and cash equivalents as of end of the period	73,018	9,083	73,018	9,083	59,915

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.             General

The accompanying condensed separate financial data have been prepared in accordance with Regulation 38D of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company's shares were de-listed from trading on the NASDAQ exchange. Elron further intends to terminate the registration of its ordinary shares as soon as possible under U.S. Securities and Exchange ("SEC") rules. The Company does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all.

In the first quarter of 2010 Elron commenced reporting in accordance with the reporting obligations under Chapter F of the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. Up until January 2010, the Company reported in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968) applicable to reporting companies in Israel which are dual-listed.

As a result, the Company did not present separate financial data for December 31, 2009 and the year then ended. Therefore, the accompanying separate financial data should be read in conjunction with the Company's annual consolidated financial statements for 2009 and accompanying notes, as well as the Company's interim consolidated financial statements and accompanying notes.

2.            Additional Information and Accompanying Notes

a.           Long term receivables

Up until March 31, 2010, long term receivables included loans granted by the Company to its subsidiary, RDC – Rafael Development Corporation Ltd. ("RDC"). For further details concerning loans granted by the Company to RDC and the repayment of such loans during June 2010, see Note 3D to the interim consolidated financial statements.

b.           Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

On December 31, 2009, Elbit distributed a dividend to Elron in the amount of approximately $15,000 which partially paid off one of the capital notes in the amount of approximately $12,000. On June 29, 2010, Elbit's Board of Directors approved the distribution of an additional dividend in the aggregate amount of approximately $258, provided that this amount does not exceed the distributable retained earnings according to Elbit's audited financial statements as of December 31, 2009.

10

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of June 30, 2010
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of June 30, 2010 (1 USD = 3.875 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	102,688	0	480
Second year	0	0	0		0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	102,688	0	480

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	102,688	0	480
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	102,688	0	480

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	550	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	18,658	0
Total	0	0	0	550	18,658	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	60,145	0	0	0	0	4,676
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	60,145	0	0	0	0	4,676

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0		0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0